                                                    This filing is made pursuant
                                                    to Rule 424(b)(5) under the
                                                    Securities Act of 1933 in
                                                    connection with Registration
                                                    No. 333-27181

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 28, 1997)
LOGO
IRVINE APARTMENT COMMUNITIES, L.P.

$100,000,000
7% Notes due 2007

Interest payable April 1 and October 1

ISSUE PRICE: 99.208%

Interest on the 7% Notes due 2007 (the "Notes") of Irvine Apartment Communities, L.P. (the "Operating Partnership") offered hereby is payable semi-annually on April 1 and October 1, commencing April 1, 1998. See "Description of
Notes -- Principal and Interest." The Notes will mature on October 1, 2007. The Notes will not be subject to any sinking fund.

The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as hereinafter defined), if any. See "Description of Notes -- Optional Redemption."

The Notes will be represented by one or more Global Notes (as hereinafter defined) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

SEE "RISK FACTORS" BEGINNING ON PAGE S-11 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
                                                                     UNDERWRITING        PROCEEDS TO
                                                 PRICE TO            DISCOUNTS AND       OPERATING
                                                 PUBLIC(1)           COMMISSIONS(2)      PARTNERSHIP(1)(3)
----------------------------------------------------------------------------------------------------------
Per Note                                         99.208%             .650%               98.558%
----------------------------------------------------------------------------------------------------------
Total                                            $99,208,000         $650,000            $98,558,000
----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from October 1, 1997.
(2) The Operating Partnership and the Company (as hereinafter defined) have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Operating Partnership estimated at $300,000.

The Notes are offered subject to prior sale, when, as, and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about October 1, 1997, through the facilities of DTC, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                            GOLDMAN, SACHS & CO.
                                                             MERRILL LYNCH & CO.

September 25, 1997

                   [IRVINE APARTMENT COMMUNITIES MARKETS MAP]




UNTIL DECEMBER 24, 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                               PAGE
Summary......................................................................................   S-4
Risk Factors.................................................................................  S-11
Recent Developments..........................................................................  S-14
Use of Proceeds..............................................................................  S-15
Ratio of Earnings to Fixed Charges...........................................................  S-15
Capitalization...............................................................................  S-15
Business and Properties......................................................................  S-16
Economic and Demographic Factors Affecting the Operating Partnership.........................  S-22
Management...................................................................................  S-27
Description of Notes.........................................................................  S-29
Underwriting.................................................................................  S-37
Legal Matters................................................................................  S-37
                                            PROSPECTUS
                                                                                               PAGE
Available Information........................................................................     2
Incorporation of Certain Information by Reference............................................     3
The Operating Partnership....................................................................     4
Use of Proceeds..............................................................................     4
Consolidated Ratios of Earnings to Fixed Charges.............................................     5
Description of the Debt Securities...........................................................     5
Plan of Distribution.........................................................................     9
Experts......................................................................................    10
Legal Matters................................................................................    10

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed financial and other information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, all information in this Prospectus Supplement relates to the properties of the Operating Partnership as of June 30, 1997. In addition, all property, statistical and operating data relating to the Existing Communities (as defined below) in this Prospectus Supplement presented as of any date prior to, or for any period ending on or prior to, June 30, 1997 excludes data for The Villas of Renaissance (as defined below), which the Operating Partnership acquired on June 30, 1997. All data relating to the Existing Communities presented as of June 30, 1997 includes data for The Villas of Renaissance. See "Recent Developments -- 'Off-Ranch' Expansion."

                           THE OPERATING PARTNERSHIP

Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Operating Partnership"), is engaged in the development and operation of multifamily rental apartment communities in California. The Operating Partnership's management and operating decisions are under the unilateral control of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"), a self-administered equity real estate investment trust. The Operating Partnership and the Company were formed in December 1993 to continue and expand the apartment community business of The Irvine Company, a real estate and community development company. At June 30, 1997, the Company had a 45.1% general partnership interest in the Operating Partnership and was its sole managing general partner. At such date, the limited partners of the Operating Partnership had a 54.9% interest in the Operating Partnership, with The Irvine Company and certain of its affiliates owning a 54.7% limited partnership interest in the Operating Partnership.

As of June 30, 1997, the Operating Partnership owned and operated 14,991 units in 51 high-quality apartment communities (the "Existing Communities"), two of which (totalling 527 units) were in lease-up, and had four additional apartment communities aggregating 1,110 units under construction (the "Communities Under Construction" and, together with the Existing Communities, the "Properties"). Upon completion of the Communities Under Construction, the Operating Partnership will own a total of 16,101 units in 55 apartment communities, representing an increase in units of approximately 42% since the Company's initial public offering (the "Initial Public Offering") in December 1993. Through July 2020, the Company and the Operating Partnership hold the exclusive right, but not the obligation, to acquire land from The Irvine Company, the owner and developer of the Irvine Ranch since 1864, for development of additional apartment communities on the Irvine Ranch. Fifty-three of the Properties aggregating 14,836 units (the "Irvine Ranch Properties") are or will be located on the Irvine Ranch, of which 50 constitute Existing Communities (14,068 units) and three constitute Communities Under Construction (768 units).

In 1997, the Operating Partnership commenced an "off-Ranch" expansion program through the acquisition of rights to purchase three apartment community development sites located in Northern California's Silicon Valley. The Operating Partnership has exercised its right with respect to one of these sites and has begun construction on a 342-unit apartment community on the site. Preliminary design and jurisdictional approvals are also in process with respect to both of the remaining development sites. In addition, on June 30, 1997, the Operating Partnership purchased for $127 million an existing 923-unit apartment community ("The Villas of Renaissance") located in Northern San Diego County (the "Villas of Renaissance Acquisition"). See "Recent Developments -- 'Off-Ranch' Expansion." The Operating Partnership believes that the economic expansion being experienced by the State of California provides the Company with significant growth potential.

The Irvine Ranch is located in central Orange County, California between San Diego and Los Angeles. The western boundary of the Irvine Ranch borders approximately six miles of the Pacific Ocean. Today, the portion of the Irvine Ranch which is still owned by The Irvine Company covers approximately 50,000 acres and includes the largest remaining privately-owned undeveloped acreage in Orange County. The developed portion of the Irvine Ranch, which includes the city of Irvine and significant parts of the cities of Newport Beach and Tustin, is one of the largest urban master-planned communities in the United States. The Irvine Ranch has been developed over the past 30 years in accordance with an original master plan (the "Master Plan") which, over time, has been refined to accord with locally approved general plans. The Irvine Ranch is one of the major commercial, industrial, retail and residential centers in Southern California.

The Operating Partnership believes that a variety of factors have contributed to the strong apartment market in Orange County, the successful operating performance of the Existing Communities located on the Irvine Ranch and the existence of significant opportunities for the development of additional apartment communities on the Irvine Ranch. Most important among these factors are:

        - The dominant market position of the Operating Partnership, which owns over 85% of all apartment communities having 100 or more units on the Irvine Ranch;

        - The Operating Partnership's 23-year exclusive right to acquire land from The Irvine Company for development of additional rental apartment communities on the Irvine Ranch;

        - The limited supply of developable land, other than on the Irvine Ranch, adjacent to major employment centers in Orange County;

        - The Irvine Company's Master Plan strategy which emphasizes market segmentation in order to ensure adequate and appropriate allocation of land uses which support sustained growth for the long-term;

        - The high quality of design, construction and maintenance of the Irvine Ranch Properties and their location in or near the City of Irvine, which was ranked by the Federal Bureau of Investigation as among the safest cities in the United States with a population of 100,000 or more;

        - The close proximity of the Irvine Ranch Properties and of future development sites to major employment centers, the Pacific Ocean, high quality schools, and extensive resort, recreational and open space amenities;

        - An affluent, growing population and diversified employment base in Orange County and on the Irvine Ranch;

        - The Operating Partnership's ability to defer the purchase of land on the Irvine Ranch under its land rights agreement until site and zoning entitlements have been obtained, the land is ready for construction and the Operating Partnership determines favorable market conditions exist;

        - The operating efficiencies available to the Operating Partnership because the Irvine Ranch Properties are located in a single geographic area;

        - An average of over 20 years of experience of the Company's 10 most senior members of management in the design, development, construction, property management and financing of apartment communities; and

        - The effectiveness of management's policies regarding property management and expense control.

The Operating Partnership's intent is to create new market positions in the Silicon Valley and Northern San Diego County, which possess strong rental demographics and economic growth prospects similar to those on the Irvine Ranch.

                                 THE PROPERTIES

As of June 30, 1997, the Operating Partnership owned and operated 14,991 apartment units in the Existing Communities and had four Communities Under Construction. The Operating Partnership believes that the Properties are high quality apartment communities with superior locations near major employment centers and, in the case of Irvine Ranch Properties, within master-planned villages. The Properties are located within the following individual jurisdictions:

                                                                NUMBER OF     NUMBER OF    PERCENT OF
                            LOCATION                          PROPERTIES(1)    UNITS(2)    TOTAL UNITS
    --------------------------------------------------------  -------------   ----------   -----------
    ORANGE COUNTY
      Irvine................................................             37        9,849          61.2%
      Newport Beach.........................................              8        2,305          14.3
      Tustin................................................              7        2,170          13.5
      Newport Coast.........................................              1          512           3.2
    SILICON VALLEY
      Cupertino.............................................              1          342           2.1
    NORTHERN SAN DIEGO COUNTY
      La Jolla(3)...........................................              1          923           5.7
                                                                 ----------   ----------    ----------
    TOTAL...................................................             55       16,101         100.0%
                                                                 ==========   ==========    ==========

---------------

(1) Four of these Properties are Communities Under Construction.
(2) 1,110 of these units are in Communities Under Construction.
(3) Acquired on June 30, 1997 in the Villas of Renaissance Acquisition.

                                  THE OFFERING

ISSUER...............................  Irvine Apartment Communities, L.P.

SECURITIES OFFERED...................  $100,000,000 aggregate principal amount of 7% Notes due 2007.

MATURITY.............................  October 1, 2007.

INTEREST PAYMENT DATES...............  Semi-annually on April 1 and October 1, commencing April 1, 1998.

RANKING..............................  The Notes will be senior unsecured obligations of the Operating Partnership and will rank equally with the Operating Partnership's other unsecured and unsubordinated indebtedness. The Notes will not be obligations of the Company. The Notes will be effectively subordinated to (i) mortgages and other secured indebtedness of the Operating Partnership, which totalled $533.6 million at June 30, 1997, and (ii) all indebtedness and other liabilities of any subsidiaries of the Operating
                                       Partnership, of which none was
                                       outstanding at June 30, 1997.

USE OF PROCEEDS......................  To repay indebtedness under the Operating
                                       Partnership's Credit Facility (as
                                       hereinafter defined), which indebtedness was incurred to finance the Villas of Renaissance Acquisition. See "Use of Proceeds."

OPTIONAL REDEMPTION BY THE OPERATING
  PARTNERSHIP........................  The Notes are redeemable at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Notes -- Optional Redemption."

LIMITATIONS ON INCURRENCE OF
INDEBTEDNESS.........................  The Notes contain various covenants including the following:

                                       - Neither the Operating Partnership nor
                                         any of its Subsidiaries (as hereinafter
                                         defined) may incur any Indebtedness (as
                                         hereinafter defined) if, after giving
                                         effect thereto, the aggregate principal
                                         amount of all outstanding Indebtedness
                                         of the Operating Partnership and its
                                         Subsidiaries on a consolidated basis is
                                         greater than 60% of the sum of (i) the
                                         Total Assets (as hereinafter defined)
                                         of the Operating Partnership and its
                                         Subsidiaries as of the end of the most
                                         recent calendar quarter and (ii) the
                                         purchase price or cost of any real
                                         estate assets or mortgages receivable
                                         acquired or developed, and the amount
                                         of any securities offering proceeds
                                         received (to the extent that such
                                         proceeds were not used to acquire real
                                         estate assets or mortgages receivable,
                                         to develop real estate assets or to
                                         reduce Indebtedness), by the Operating
                                         Partnership or any of its Subsidiaries
                                         since the end of such calendar quarter,
                                         including those proceeds obtained in
                                         connection with the incurrence of such
                                         additional Indebtedness.

                                       - Neither the Operating Partnership nor
                                         any of its Subsidiaries may incur any
                                         Indebtedness secured by any Encumbrance
                                         (as hereinafter defined) upon any of
                                         the property of the Operating
                                         Partnership or any of its Subsidiaries
                                         if, after
                                         giving effect thereto, the aggregate
                                         principal amount of all outstanding
                                         Indebtedness of the Operating
                                         Partnership and its Subsidiaries on a
                                         consolidated basis which is secured by
                                         any Encumbrance on property of the
                                         Operating Partnership or any of its
                                         Subsidiaries is greater than 40% of the
                                         sum of (i) the Total Assets of the
                                         Operating Partnership and its
                                         Subsidiaries as of the end of the most
                                         recent calendar quarter and (ii) the
                                         purchase price or cost of any real
                                         estate assets or mortgages receivable
                                         acquired or developed, and the amount
                                         of any securities offering proceeds
                                         received (to the extent that such
                                         proceeds were not used to acquire real
                                         estate assets or mortgages receivable,
                                         to develop real estate assets or to
                                         reduce Indebtedness), by the Operating
                                         Partnership or any of its Subsidiaries
                                         since the end of such calendar quarter,
                                         including those proceeds obtained in
                                         connection with the incurrence of such
                                         additional Indebtedness.

                                       - The Operating Partnership and its
                                         Subsidiaries may not at any time own
                                         Total Unencumbered Assets (as
                                         hereinafter defined) equal to less than
                                         150% of the aggregate outstanding
                                         principal amount of the Unsecured
                                         Indebtedness (as hereinafter defined)
                                         of the Operating Partnership and its
                                         Subsidiaries on a consolidated basis.

                                       - Neither the Operating Partnership nor
                                         any of its Subsidiaries may incur any
                                         Indebtedness if, after giving effect
                                         thereto, the ratio of Consolidated
                                         Income Available for Debt Service (as
                                         hereinafter defined) to the Annual
                                         Service Charge (as hereinafter defined)
                                         for the four consecutive fiscal
                                         quarters most recently ended prior to
                                         the date on which such additional
                                         Indebtedness is to be incurred shall
                                         have been less than 1.5:1 on a pro
                                         forma basis after giving effect to
                                         certain assumptions.

                                       For a more complete description of the
                                       terms and definitions used in the
                                       foregoing limitations, see "Description
                                       of Notes -- Certain Covenants."

                             ---------------------

As of June 30, 1997, as adjusted to reflect the offering of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds," the Operating Partnership's ratio of Indebtedness to Total Assets would have been 33.5%, its ratio of Indebtedness subject to Encumbrances to Total Assets would have been 27.4% and its ratio of Total Unencumbered Assets to Unsecured Indebtedness would have been 501.8% and for the four consecutive fiscal quarters ended June 30, 1997, as so adjusted, the Operating Partnership would have had a ratio of Consolidated Income Available for Debt Service to the Annual Service Charge of 3.95:1.

              SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following Summary Consolidated Financial and Other Information (other than statistical and property data) has been derived from the Operating Partnership's or the Operating Partnership's predecessor's (the "Predecessor's") consolidated financial statements. Information as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 has been derived from the Operating Partnership's audited financial statements incorporated by reference herein and in the accompanying Prospectus. Information for the year ended December 31, 1993 has been derived from audited financial statements of the Company and the Predecessor and is on a combined and consolidated historical basis for the Operating Partnership and the Predecessor. Information at December 31, 1994 and 1993 has been derived from the Company's audited financial statements not incorporated by reference herein and in the accompanying Prospectus and information at and for the year ended December 31, 1992 has been derived from the Predecessor's audited financial statements not incorporated by reference herein and in the accompanying Prospectus. Information at June 30, 1997 and for the respective six month periods ended June 30, 1997 and 1996 has been derived from the Operating Partnership's unaudited consolidated financial statements incorporated by reference herein and in the accompanying Prospectus and which, in the opinion of the Operating Partnership, reflect all adjustments considered necessary for a fair presentation. Results for the six month period ended June 30, 1997 are not necessarily indicative of results for the full year. All such financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (including the notes thereto) incorporated by reference herein and in the accompanying Prospectus. See "Incorporation of Certain Information by Reference" in the accompanying Prospectus.

For pro forma financial information for the year ended December 31, 1996 and the three months ended March 31, 1997 relating to the Villas of Renaissance Acquisition, see the Company's Current Report on Form 8-K/A filed on July 23, 1997, incorporated by reference herein and in the accompanying Prospectus.

                                      SIX MONTHS ENDED
                                          JUNE 30,                                 YEARS ENDED DECEMBER 31,
                                 --------------------------  --------------------------------------------------------------------
                                     1997          1996          1996          1995          1994        1993(1)         1992
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                                      (IN THOUSANDS, EXCEPT PROPERTY INFORMATION AND RATIOS)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenues:
  Rental income.................      $85,441       $74,430      $154,925      $133,678      $127,338      $123,101      $119,097
  Other income..................        1,941         1,440         3,162         2,079         1,585         1,659         2,097
  Interest income...............          571           186           611           411         1,313            60            --
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       87,953        76,056       158,698       136,168       130,236       124,820       121,194
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Expenses:
  Property expenses.............       18,536        16,212        33,859        31,761        33,105        34,057        35,685
  Real estate taxes.............        6,930         6,695        13,496        12,002        11,786        10,729         9,921
  Property management fees......        2,471         2,168         4,502         3,893         3,800         3,881         4,393
  Interest expense, net.........       13,389        15,092        29,506        25,894        26,827        50,248        49,154
  Amortization of deferred
    financing costs.............        1,296         1,320         2,627         8,510        15,942         3,012         1,474
  Depreciation and
    amortization................       13,734        13,557        27,239        23,143        21,055        20,002        19,808
  General and administrative....        2,988         3,168         6,277         5,909         5,442         3,278         2,359
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       59,344        58,212       117,506       111,112       117,957       125,207       122,794
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Income (loss) before
  extraordinary item............       28,609        17,844        41,192        25,056        12,279          (387)       (1,600)
Extraordinary item -- charge
  related to debt
  extinguishment................           --            --            --       (23,427)           --       (12,487)           --
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net income (loss)...............      $28,609       $17,844       $41,192        $1,629       $12,279      $(12,874)      $(1,600)
                                 ============  ============  ============  ============  ============  ============  ============
STATISTICAL AND PROPERTY DATA:
Total stabilized communities (at
  period end)(2)................           49            44            48            43            43            42            42
Apartment units (at period
  end)..........................       14,991        13,411        13,656        12,776        11,358        11,334        10,952
Average units in stabilized
  communities(2)(3).............       13,541        11,395        12,139        11,334        11,334        10,799        10,446
Average physical occupancy in
  stabilized
  communities(2)(3).............        94.9%         94.7%         94.9%         94.6%         95.6%         96.3%         96.2%

                                      SIX MONTHS ENDED
                                          JUNE 30,                                 YEARS ENDED DECEMBER 31,
                                 --------------------------  --------------------------------------------------------------------
                                     1997          1996          1996          1995          1994        1993(1)         1992
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                                      (IN THOUSANDS, EXCEPT PROPERTY INFORMATION AND RATIOS)
OTHER DATA:
Average monthly rent per
  unit(3)(4)(5).................       $1,086        $1,001        $1,025          $996          $981          $963          $950
Capital replacements per
  unit(3)(5)(6).................         $125          $166          $393          $399          $490          $482          $458
EBITDA(7).......................      $57,028       $47,813      $100,564       $82,603       $76,103       $72,875       $68,836
Ratio of EBITDA to interest
  expense(7)....................        4.26x         3.17x         3.41x         3.19x         2.84x         1.45x         1.40x
Cash flows provided by (used
  in):
  Operating activities..........     $ 42,084      $ 35,688      $ 73,037     $  55,403      $ 49,786      $ 10,249      $ 16,171
  Investing activities..........    $(175,839)     $(26,545)     $(66,616)    $(128,218)     $(50,918)     $(23,649)     $(19,285)
  Financing activities..........    $ 135,828      $ (9,245)     $ (7,608)    $  73,739      $(23,316)     $ 36,428      $  3,516
Total Undepreciated Real Estate
  Assets(8).....................   $1,269,375    $1,036,425    $1,084,235    $1,005,633      $869,756      $792,510      $768,861

                                            AS OF                                  AS OF DECEMBER 31,
                                           JUNE 30,     ------------------------------------------------------------------------
                                             1997           1996           1995           1994           1993           1992
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets...........................    $1,075,316       $900,998       $853,230       $757,240       $740,120       $654,694
Total debt.............................       651,587        553,064        563,286        540,689        513,943        555,491
Total liabilities......................       678,831        580,654        588,664        566,191        527,776        564,420
Partners' capital......................       396,485        320,344        264,566        191,049        212,344         90,274

---------------

(1) Includes the operations of the Predecessor through December 7, 1993 and of the Operating Partnership from December 8 through December 31, 1993.

(2) A property is stabilized at the earlier of (i) one year after completion of construction or (ii) when it achieves 95% occupancy.

(3) Excludes The Villas of Renaissance.

(4) Average monthly rent per unit is calculated by dividing the average rental revenue per unit by average economic occupancy.

(5) With respect to each period presented for communities that have been stabilized for less than one year, reflects data from the date of stabilized occupancy.

(6) Data for the year ended December 31, 1992 exclude capital replacements totaling $534 relating to a major renovation program at the Operating Partnership's Promontory Point apartment community due to the nonrecurring nature of the program.

(7) EBITDA represents earnings before interest, depreciation and amortization and extraordinary items. EBITDA should not be considered as an alternative to operating income, as determined in accordance with generally accepted accounting principles ("GAAP"), as an indicator of the Operating Partnership's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity.

(8) Total Undepreciated Real Estate Assets represents the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries (as hereinafter defined) on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

                                  RISK FACTORS

Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before making an investment in the Notes.

FACTORS RELATING TO REAL ESTATE OPERATIONS AND DEVELOPMENT

General. Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the Operating Partnership's income and ability to service its debt, including the Notes, will be adversely affected. In addition, the Properties consist primarily of apartment communities located in Orange County. Income from and the performance of the Irvine Ranch Properties may therefore be adversely affected by the general economic climate in Orange County, including unemployment rates and local conditions such as the supply of and demand for apartments in the area, the attractiveness of the Irvine Ranch Properties to residents, zoning or other regulatory restrictions, competition from other available apartments and alternative forms of housing, the affordability of single family homes, the ability of the Operating Partnership to provide adequate maintenance and insurance and the potential of increased operating costs (including real estate taxes). Certain significant expenditures associated with an investment in real estate (such as mortgage and other debt payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in revenue from the investment. In addition, income from properties and real estate values are also affected by a variety of other factors, such as governmental regulations and applicable laws (including real estate, zoning and tax laws), interest rate levels and the availability of financing. The Irvine Ranch Properties in the aggregate historically have generated positive cash flow from operations; however, no assurance can be given that such will be the case in the future.

In 1997, the Operating Partnership commenced an "off-Ranch" expansion program through the acquisition of rights to purchase three apartment community development sites located in Northern California's Silicon Valley. The Operating Partnership commenced construction of a 342-unit apartment community on one of such sites in May 1997, and on June 30, 1997, the Operating Partnership acquired an existing 923-unit apartment community located in Northern San Diego County. These new Properties represent the Operating Partnership's first strategic expansion off the Irvine Ranch and the Operating Partnership may make additional investments in Northern California and the San Diego area in the future. The development, construction and operation of rental apartment communities in such new markets may present risks different from or in addition to the risks discussed above related to the Irvine Ranch Properties, which are located entirely in Orange County. No assurance can be given that the Operating Partnership will be successful in pursuing any additional "off-Ranch" expansion or that any "off-Ranch" apartment communities will be successful.

Equity real estate investments, such as the investments made by the Operating Partnership in the Properties and any additional properties that may be developed or acquired by the Operating Partnership, are relatively illiquid. Such illiquidity limits the ability of the Operating Partnership to vary its portfolio in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended, places limits on the Company's ability to sell properties held for fewer than four years, which may affect the ability of the Operating Partnership to sell properties.

The Properties are subject to all operating risks common to apartment ownership in general. Such risks include: the Operating Partnership's ability to rent units at the Properties, including the 1,110 units in the Communities Under Construction; competition from other apartment communities; excessive building of comparable properties which might adversely affect apartment occupancy or rental rates; increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents; increased affordable housing requirements that might adversely affect rental rates; inability or unwillingness of residents to pay rent increases; and future enactment of rent control laws or other laws regulating apartment housing, including present and possible future laws relating to access by disabled persons. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurred, the Operating Partnership's ability to meet its debt service requirements, including with respect to the Notes, could be adversely affected.

Real Estate Development and Acquisition. A primary focus of the Operating Partnership is on development of new apartment communities on sites acquired or that may be acquired in the future primarily from The Irvine Company, although the Operating Partnership also plans to develop new rental apartment communities on sites acquired or that may be acquired in the future from third parties. The Operating Partnership has also acquired and may continue to acquire completed rental apartment communities. See "Recent Developments -- 'Off-Ranch' Expansion." The real estate development business involves significant risks in addition to those involved in the ownership and operation of established apartment communities, including the risks that specific project approvals may take more time and resources to obtain than expected, that construction may not be completed on schedule or budget and that apartment communities may not achieve anticipated rent or occupancy levels. In addition, if long-term debt or equity financing is not available on acceptable terms to refinance new development or acquisitions undertaken without long-term financing, further development activities or acquisitions might be curtailed or cash available for debt service might be adversely affected.

Insurance. The Operating Partnership carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits which the Operating Partnership believes are adequate and appropriate under the circumstances. There are, however, certain types of losses (such as from earthquakes) that are not generally insured because they are either uninsurable or not economically insurable. The Operating Partnership does not carry earthquake insurance on any of the Properties. Should an uninsured loss or a loss in excess of insured limits occur, the Operating Partnership could lose its capital invested in the property, as well as the anticipated future revenues from the property and, in the case of debt which is recourse to the Operating Partnership, would remain obligated for any mortgage debt or other financial obligations related to the property. Any such loss would adversely affect the Operating Partnership. The Operating Partnership believes that the Properties are adequately insured. In addition, in light of the California earthquake risk, California building codes since the early 1970s have established construction standards for all newly built and renovated buildings, including apartment buildings, the current and strictest construction standards having been adopted in 1984. Thirty-two of the 51 Existing Communities (representing approximately 68.9% of the units in the Existing Communities) have been completed and occupied since January 1, 1985 and the Company believes that all of the Existing Communities were constructed, and all of the Communities Under Construction are being constructed, in full compliance with the applicable standards existing at the time of construction. In addition, the Operating Partnership's apartment communities contain multiple buildings, all of which are of wood frame construction. While earthquakes have occurred from time to time in California, the Operating Partnership has not experienced any material losses as a result of earthquakes. No assurance can be given that this will be the case in the future.

CONFLICTS OF INTEREST

The Company has adopted certain policies and entered into certain agreements with The Irvine Company and Donald Bren designed to eliminate or minimize potential conflicts of interest. The Board of Directors of the Company has adopted a policy and has provided in its Bylaws that no transaction between the Company or the Operating Partnership and either The Irvine Company, affiliates of The Irvine Company or Mr. Bren may be entered into without the approval of the Independent Directors Committee of the Company's Board of Directors. Members of the Independent Directors Committee are unaffiliated with The Irvine Company. In addition, the Independent Directors Committee engages an independent consultant to assist it in evaluating all land transactions with The Irvine Company. However, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts and, if they are not successful, decisions could be made that might fail to reflect fully the interests of the Operating Partnership.

Exclusive Land Rights; Non-Competition Arrangements. Purchases of property by the Operating Partnership from The Irvine Company under the Land Rights Agreement may be made only with the approval of a majority of the Independent Directors Committee. The Irvine Company determines which land is designated for apartment community development in accordance with the Master Plan for the Irvine Ranch, and therefore which land is eligible for purchase by the Operating Partnership pursuant to the Land Rights Agreement. No assurance can be given that The Irvine Company will entitle land for development of additional apartment communities at a rate consistent with prior development. In addition, The Irvine Company controls the application for related entitlements and also has certain approval rights with respect to the architectural design and physical layout of the rental apartment communities. The Irvine Company and Mr. Bren have agreed not to directly or indirectly acquire or develop, or acquire an equity ownership interest in any entity that has an ownership interest in, any apartment community, whether on or off the Irvine Ranch. The prohibition of The Irvine Company and Mr. Bren from developing apartment communities on the Irvine Ranch will terminate on July 31, 2020. The Irvine Company and Mr. Bren remain prohibited from engaging in any such activity off the Irvine Ranch until the date on which both of the following conditions are satisfied: (i) no nominee of The Irvine Company is a member of the Company's Board of Directors and (ii) The Irvine Company and certain related persons beneficially own less than 20% of the outstanding Common Stock of the Company in the aggregate (including for these purposes shares of Common Stock issuable upon exercise of the rights to exchange units of limited partnership interest ("OP Units") in the Operating Partnership, subject to the ownership limit provision in the Company's Articles of Amendment and Restatement (the "Articles of Incorporation")). As of June 30, 1997, The Irvine Company owned 1,200,000 shares of Common Stock of the Company and 24,012,330 OP Units exchangeable for Common Stock of the Company on a one-for-one basis, subject to adjustment. The Land Rights Agreement may be terminated earlier upon the occurrence of certain events not within the control of The Irvine Company including (i) the failure of the stockholders of the Company to elect as directors of the Company the number of directors The Irvine Company is entitled to nominate, (ii) the failure of the Company's Board of Directors to elect a person designated by The Irvine Company to fill a vacancy created by the departure from the Board (for any reason) of a director designated by The Irvine Company and (iii) the taking of certain actions requiring the approval of more than a majority of the Board of Directors of the Company without the consent of The Irvine Company. See "Management -- Certain Rights of The Irvine Company with Respect to the Company's Board of Directors."

Other Business Activities of The Irvine Company. The Irvine Company has significant business interests in developed industrial, commercial and other properties and in the future development of such properties on the Irvine Ranch, the value of which exceeds the value of its aggregate interest in the Company and the Operating Partnership. The feasibility and development of other apartment communities by the Operating Partnership on the Irvine Ranch may be affected by the feasibility and development of commercial, industrial and residential for-sale properties by The Irvine Company on the Irvine Ranch. No assurance can be given that The Irvine Company will not determine that certain potential apartment community sites on undeveloped portions of the Irvine Ranch should be developed as single family, for-sale homes or condominiums or as industrial or commercial properties.

RISKS ASSOCIATED WITH DEBT FINANCING

Where possible, the Operating Partnership seeks to use leverage to increase the rate of return on its investments and to allow the Operating Partnership to make more investments than it otherwise could. Such use of leverage presents an element of risk in the event that the cash flow from the Operating Partnership's properties is insufficient to meet the Operating Partnership's debt service requirements (including with respect to the Notes). Subject to the limitations contained in the Indenture and the Credit Facility, to the extent the Operating Partnership determines to obtain additional debt financing in the future, it may do so through mortgages on some or all of its Properties. As of June 30, 1997, $533.6 million of the Operating Partnership's outstanding debt was secured by mortgages. The existing mortgages, a substantial portion of which are cross-collateralized, are non-recourse to the Operating Partnership. Any future mortgages may be on recourse, non-recourse or cross-collateralized bases. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon Properties which are not the primary collateral for their loans, which may, in turn, result in acceleration of other indebtedness secured by the Properties. Holders of indebtedness which is secured by any of the Properties will have a claim against such Properties which is senior to the claim of holders of the Notes. Foreclosure on Properties would result in a loss of income and asset value to the Operating Partnership.

The Operating Partnership's new $250 million Credit Facility is guaranteed by the Company. The Notes will be senior unsecured indebtedness of the Operating Partnership, of which the Company is the general partner, but will not be guaranteed by the Company. As a result of the guarantee under the Credit Facility, such lenders may have prior claims to, and procedural advantages in respect of claims to, the assets, if any, owned directly by the Company.

LACK OF PUBLIC MARKET

The Notes are a new issue of securities for which there is currently no active trading market. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of, performance of, and prospects for, the Operating Partnership. There can be no assurance as to the development of any market, or the liquidity of any market that may develop, for the Notes. The Underwriters have informed the Operating Partnership that they intend to make a market in the Notes offered hereby; however, they are not obligated to do so and any such market-making may be terminated at any time without notice to the Holders of the Notes. See "Underwriting." The Operating Partnership does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on the Nasdaq National Market.

                              RECENT DEVELOPMENTS

"OFF-RANCH" EXPANSION

On February 4, 1997, the Operating Partnership acquired, for $2.0 million in OP Units, the assets, including rights to purchase three apartment community development sites located in the Silicon Valley, of Thompson Residential Company, Inc. ("TRC"), a privately held, Northern California-based multi-family development company. The three senior real estate executives at TRC also joined the Company with primary responsibility for the Operating Partnership's "off-Ranch" California operations. The Operating Partnership has exercised one of the options and has commenced construction of a 342-unit apartment community on the site. The site is located in Cupertino, California, at the intersection of Interstate 280 and Wolfe Road in the center of the Silicon Valley, and is immediately adjacent to major office and manufacturing facilities, including an over 1,000,000 square foot Hewlett-Packard Co. facility. If the Cupertino apartment community achieves greater than a specified project yield for the first year following stabilized occupancy, then under the terms of the acquisition agreement, the Operating Partnership would be required to pay TRC a portion of the amount in excess of such specified yield, not exceeding $2.0 million in the aggregate, in cash or, at TRC's option, in additional OP Units. Preliminary design and jurisdictional approvals are also in process with respect to the construction of apartment communities on both of the remaining development sites. However, as of the date of this Prospectus Supplement, the Operating Partnership has not yet determined whether to construct an apartment community on either of the remaining development sites.

On June 30, 1997, the Operating Partnership acquired for $127 million an existing 923-unit apartment community, known as The Villas of Renaissance, located in Northern San Diego County. Situated in La Jolla, California, the project is located in University Town Center ("UTC") and enjoys free access from the La Jolla Village Road/ Interstate 805 interchange. The property is within walking distance of 4,300,000 square feet of office buildings in the UTC financial district and the 1,300,000 square foot UTC regional shopping mall that is anchored by Nordstrom's, Macy's, Sears and Robinsons-May. For pro forma financial information for the year ended December 31, 1996 and the three months ended March 31, 1997 relating to the Villas of Renaissance Acquisition, see the Company's Current Report on Form 8-K/A filed on July 23, 1997, incorporated by reference herein and in the accompanying Prospectus.

The Operating Partnership's intent is to create new market positions in the Silicon Valley and Northern San Diego County, which possess strong rental demographics and economic growth prospects similar to those on the Irvine Ranch. The Operating Partnership currently has no commitment or understanding to acquire any other specific businesses or assets and there can be no assurance that it will be successful pursuing any other acquisition opportunities.

MANAGEMENT AND BOARD OF DIRECTORS CHANGES

On July 2, 1997, the Board of Directors of the Company elected William H. McFarland, a director of the Company since December 1996, as President and Chief Executive Officer to replace Donald Bren, the Company's founder, who remains Chairman of the Board of Directors of the Company. Mr. McFarland has been Executive Vice President, Land and Residential Development, of The Irvine Company since 1984 and was responsible for the operations and development activities of the Predecessor prior to the Company's and the Operating Partnership's formation in 1993. Concurrently with his appointment as President and Chief Executive Officer of the Company, Mr. McFarland resigned from his position with The Irvine Company.

Pursuant to its rights under the Miscellaneous Rights Agreement, The Irvine Company nominated Raymond L. Watson to the Company's Board of Directors as an Irvine Company Board Representative and on July 25, 1997 the Board of Directors of the Company elected Mr. Watson as a director of the Company to serve until the 1998 Annual Meeting of the Company's shareholders. Mr. Watson filled a vacancy on the Board of Directors and replaced Mr. McFarland, who remains a director of the Company, as one of the three Irvine Company Board Representatives on the Company's Board of Directors. See "Management -- Certain Rights of The Irvine Company with Respect to the Company's Board of Directors." Mr. Watson was a director of the Company from its formation in 1993 until December 1994. Mr. Watson has been Vice Chairman of the Board of The Irvine Company since 1986. From 1973 to 1977, Mr. Watson was President and Chief Executive Officer of The Irvine Company and he has been a member of the Executive Committee of the Board of Directors of The Irvine Company since 1983. Mr. Watson is a member of the Board of Directors of Pacific Mutual Life Insurance Company, Mitchell Energy and Development Company, Tejon Ranch Company and the Walt Disney Company, where he is also a Chairman of the Executive Committee.

NEW LINE OF CREDIT

On June 27, 1997, the Operating Partnership entered into a new $250 million three-year unsecured revolving line of credit (the "Credit Facility") which replaced its prior facility. The interest rate payable on outstanding borrowings and fees are lower under the Credit Facility than under the prior facility. The Operating Partnership used borrowings under the Credit Facility to finance the Villas of Renaissance Acquisition and in the future intends to use the Credit Facility for its ongoing rental property development program, for potential acquisitions, and for general working capital needs. The Credit Facility is guaranteed by the Company.

                                USE OF PROCEEDS

The net proceeds to the Operating Partnership from the offering of the Notes, after deducting Underwriters' discounts and commissions and offering expenses, are expected to be approximately $98.3 million. Such net proceeds will be used by the Operating Partnership to repay indebtedness outstanding under the Credit Facility, which indebtedness was incurred to finance the Villas of Renaissance Acquisition. The Credit Facility had a balance as of June 30, 1997 of $118.0 million with an average interest rate of 6.69% and, as of September 25, 1997, the Credit Facility had an outstanding balance of approximately $132.0 million, $118.0 million of which was incurred in connection with the Villas of Renaissance Acquisition on June 30, 1997.

Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., one of the Underwriters, is a lender under the Credit Facility. Approximately $11.2 million of the net proceeds from the offering of the Notes will be used to repay Morgan Guaranty Trust Company of New York for a portion of the outstanding borrowings of the Operating Partnership under the Credit Facility. See "Underwriting."

A member of the Board of Directors of the Company is Chairman, President and Chief Executive Officer of First Bank System, Inc., an affiliate of the Trustee. In addition, an affiliate of the Trustee is a lender under the Credit Facility.

                       RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratio of earnings to fixed charges for the Operating Partnership for the six month periods ended June 30, 1996 and June 30, 1997 was 1.90:1 and 2.52:1, respectively.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Operating Partnership as of June 30, 1997, and as adjusted to give effect to the offering of the Notes and the application of the net proceeds therefrom of approximately $98.3 million. See "Use of Proceeds."

                                                                                   JUNE 30, 1997
                                                                              -----------------------
                                                                                               AS
                                                                                ACTUAL      ADJUSTED
                                                                              ----------   ----------
                                                                                  (UNAUDITED, IN
                                                                                    THOUSANDS)
Mortgages and Notes
  Notes offered hereby......................................................  $       --   $  100,000
  Credit Facility(1)........................................................     118,000       19,742
  Tax-exempt mortgage bond financings.......................................     327,479      327,479
  Conventional mortgage financings..........................................     133,533      133,533
  Mortgage notes payable to The Irvine Company..............................      50,817       50,817
  Tax-exempt assessment district debt.......................................      21,758       21,758
Partners' Capital
  43,902 partnership units outstanding at June 30, 1997:
  General partner, 19,815 partnership units at June 30, 1997................     210,457      210,457
  Limited partner, 24,087 partnership units at June 30, 1997................     186,028      186,028
                                                                              ----------   ----------
Total Capitalization........................................................  $1,048,072   $1,049,814
                                                                              ==========   ==========

---------------

(1) As of September 25, 1997, the Credit Facility had an outstanding balance of approximately $132.0 million, approximately $98.3 million of which will be repaid with the net proceeds of the offering of the Notes.

                            BUSINESS AND PROPERTIES

BUSINESS STRATEGY

The Operating Partnership's primary business objective is to deliver strong, consistent total annual returns to its partners while enhancing the long-term growth in value of its real estate portfolio. The Operating Partnership believes it is well positioned to meet this objective given the size and strength of the economic regions in which it operates, the quality of its existing apartment community portfolio and the significant opportunities for new development within its primary market, and in similar high growth regions of California, such as the Silicon Valley and the Northern San Diego market place. Through adherence to specific operating and development strategies, the most important of which are discussed below, the Operating Partnership seeks to achieve growth in its funds from operations through maximization of cash flow from its Existing Communities and the development of new apartment communities.

OPERATING STRATEGIES

- Provide an exceptional living environment for residents. The Existing Communities on the Irvine Ranch have been developed and are maintained to appeal to the highly educated, relatively affluent base of renters attracted to the Irvine Ranch. As a result of the region's closely managed master-planning process, the Irvine Ranch Properties are situated amid parks and other open space, and in close proximity to employment centers, schools, retail centers, and recreational facilities. They provide generous amenities, are well maintained and offer a high standard of customer service. The Operating Partnership's success in providing an exceptional quality of life for its residents is evidenced in part by the strong average rental rates the Existing Communities on the Irvine Ranch command relative to average rental rates for Orange County as a whole. In 1996, the stabilized Existing Communities on the Irvine Ranch produced an average monthly rent of $1,025 per unit, which was approximately $200 more than the average monthly rent in Orange County.

- Enhance efficiency of operations. Management of the Company selectively subcontracts on-site staffing, personnel management and accounting functions to three independent property management firms which enables it to focus on marketing, product pricing and positioning, and approval of operating budgets. Management additionally directs and tests the standards of property-level activities conducted by the firms, including training of on-site staff. Management also seeks to enhance operating efficiency and, as a result, property expenses were reduced by 2.8% during 1996 within communities on the Irvine Ranch stabilized more than two years.

- Capitalize on strong brand identity with enhanced marketing and merchandising programs. The Operating Partnership has enhanced certain of its marketing programs to broaden its already strong brand name recognition in order to attract new residents into its portfolio and broaden the existing resident base. The Operating Partnership's marketing programs include: a website and a single source 800 telephone number to provide information on the Properties; rental information centers within major shopping centers and the University of California, Irvine; and a targeted advertising campaign promoting the Operating Partnership's portfolio and its strong quality of life characteristics.

DEVELOPMENT STRATEGIES

- Develop new communities to complement and expand the Operating Partnership's existing rental market base. A diverse regional economy, continuing population growth, and an attractive quality of life all contribute to a broad and varied demand for rental housing on the Irvine Ranch. As a result, opportunities exist for a variety of apartment property types and amenity levels, including projects designed for the family, luxury and senior markets, and the area's large population of young professionals. The Operating Partnership's development program on the Irvine Ranch seeks to capitalize on these opportunities through market segmentation. Supported by consumer research and focus group studies, market segmentation decisions are made at the earliest planning stages, when new residential villages for the Irvine Ranch are conceived and the villages' largest and most important amenities are selected. Location of schools, recreational facilities, retail centers, open space and views are all important considerations. Individual development decisions -- including site location, product design, amenities and marketing programs -- are also geared to appeal to the needs and desires of the target rental market.

- Utilize experienced management to create high-quality, well-built properties designed to sustain value. The Operating Partnership brings considerable management expertise to all aspects of the development, construction and leasing process. Senior management of the Company is actively involved in new project development from the inception of a new Irvine Ranch village and is responsible for target market identification; design of site plans, building plans, and floor plans; project and unit amenity selection; and site-specific governmental approvals. In addition, the Operating Partnership directs the bidding and contracting of all major construction activities, in essence acting as general contractor. The Operating Partnership engages experienced independent construction managers to act as intermediaries with subcontractors and to manage on-site activities under the close supervision of the Operating Partnership's internal construction group. The Operating Partnership builds properties using only high-quality construction materials and techniques, and believes that this higher initial investment in quality enhances long-term value creation by sustaining high community rental income levels and reducing long-term expense levels.

     "OFF-RANCH" EXPANSION

While the Operating Partnership's principal focus has been on the development of apartment communities on the Irvine Ranch, the Operating Partnership has commenced an "off-Ranch" expansion program and will continue to consider other opportunities to acquire or develop apartment communities, principally in California, that offer attractive risk-adjusted returns. The Operating Partnership's intent is to create new market positions in the Silicon Valley and Northern San Diego County, which possess strong rental demographics and economic growth prospects similar to those on the Irvine Ranch. In addition, the three senior real estate executives at TRC have joined the Company with primary responsibility for the Operating Partnership's "off-Ranch" California operations.

     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE

The Operating Partnership has and plans to continue to maintain a flexible and conservative capital structure that enhances its access to capital markets on favorable terms and promotes future earnings growth.

The Operating Partnership's financial position reflects its conservative financial strategy:

        - The Operating Partnership manages its financings to minimize its exposure to debt maturities. After giving effect to the offering of the Notes, the Operating Partnership's weighted average maturity would have been 14.8 years.

        - Total debt to total market capitalization of 33.6% at June 30, 1997. The Company, as general partner of the Operating Partnership, has established a debt policy relative to its total market capitalization, a ratio commonly employed by REITs, rather than to the book value of its assets, because the Company believes that the book value of its assets (which to a large extent is the depreciated value of its apartments) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value and does not necessarily reflect the fair market value of the underlying assets of the Operating Partnership.

        - The ratio of EBITDA to interest expense for the six month period ending June 30, 1997 was 4.26:1. Management does not expect such ratio to change materially as a result of the offering of the Notes, as net proceeds from the offering of the Notes will be used primarily to refinance interim debt with a current interest rate comparable to the Notes.

IRVINE RANCH MASTER PLAN

The urbanization of the Irvine Ranch began in the 1960s with the adoption of the pioneering comprehensive Master Plan for future community development which originally constituted a large map of the Irvine Ranch and a series of supporting maps detailing land uses. Subsequently, The Irvine Company worked closely with the various local jurisdictions who govern the Irvine Ranch to adopt general plans for the future development of their jurisdictions. The Irvine Company's overall Master Plan was refined to accord with the approved general plans and the residential, commercial, industrial, environmental and aesthetic balance desired by each jurisdiction. As a result, today the Irvine Ranch Master Plan is a compilation of the various interlocking general plans described above. The Irvine Company continuously engages in planning activities and the Master Plan refinement process is ongoing. The Irvine Company works closely with local government representatives, community residents and other civic and environmental groups to obtain the necessary local support and entitlements for its developments. The goal of the Master Plan was and remains to create innovative urban and suburban environments through the well-planned, coordinated development of residential communities and employment centers (which include major business and retail centers, and research and development and industrial parks) as well as civic, cultural, recreational, educational and other supportive facilities, all with an emphasis on improving the quality of life and achieving long-term balanced regional economic growth.

The success of the Irvine Ranch as a master-planned development is in the large part attributable to the early creation of a broad employment base. The Irvine Company has emphasized the promotion of job creation on the Irvine Ranch and has been involved in creating four major employment centers on the Irvine Ranch, each easily accessible by apartment residents and the surrounding area. The Irvine Company has been the sole developer of the Irvine Spectrum, a 3,600-acre research, technology and employment center which houses more than 2,200 companies and approximately 44,000 employees and includes more than 2.0 million square feet of office and other commercial space and over 15.5 million square feet of industrial space. The Irvine Business Complex, which surrounds the John Wayne airport, houses over 100,000 employees and includes more than 24 million square feet of office and other commercial space and over 14 million square feet of industrial space. Newport Center contains over 4.4 million square feet of office space, a 1.3 million square-foot regional mall (Fashion Island), a tennis club and two country clubs. In addition, The Irvine Company donated land to the University of California at Irvine, a 1,489-acre campus which currently has more than 16,000 students and 5,500 employees. The proximity of the Irvine Ranch Properties to these employment centers makes them attractive residential locations.

  MARKET SEGMENTATION AND THE VILLAGE CONCEPT

The Irvine Company's land use planning emphasizes market segmentation in order to ensure adequate and appropriate allocation of land uses which support sustained growth for the long term. Through careful planning, design and marketing, The Irvine Company also promotes compatibility and synergy among properties of the same type in order to maximize the likelihood of success of new projects, to preserve and build value for existing projects and to build sustainable long-term market value for homeowners, local merchants and employers. In accordance with the Master Plan, The Irvine Company has created twelve villages which are used as micro-planning areas in an effort to facilitate the desired segmentation of products.

Each village across the Irvine Ranch has a thematic identity which characterizes the primary features and attributes of the village and helps to identify the target market for the Operating Partnership's product. For example, Tustin Ranch, in the City of Tustin, is a family-oriented village featuring an 18-hole champion golf course, athletic fields, jogging, hiking and equestrian trails. Along the ocean is the village of Newport Coast, an upscale community featuring ocean views and million-dollar custom built homes. The village of Westpark, in Irvine, caters to young professionals with growing families and offers the highly renowned public school system and recreational facilities of the City of Irvine.

Within each village, the Operating Partnership's target market is further defined. The primary factor which determines the appropriate target for the Operating Partnership's product is location. For example, the conventional product which is targeted towards young professionals is typically located near major business centers and in close proximity to entertainment, retail establishments and major transportation corridors. The student product, on the other hand, is located within walking distance of a college or university, student-oriented retail centers, and public transportation.

Finally, the Operating Partnership specifically designs its products to appeal to a target market. The Operating Partnership's luxury product is typically in a unique location with ocean or golf course views. The family products offer spacious play areas and tot lots, a children's multi-purpose room with an activities coordinator, individual garages and in-unit washers and dryers.

EXCLUSIVE LAND RIGHTS AGREEMENT

The Company, the Operating Partnership and The Irvine Company are parties to the Land Rights Agreement pursuant to which, through July 31, 2020, the Company and the Operating Partnership have the exclusive right, but not the obligation, to acquire all land sites to be entitled for residential use and designated by The Irvine Company as ready for apartment community development in accordance with The Irvine Company's Master Plan. The determination to exercise an option with respect to a site is made solely by the Independent Directors Committee of the Company's Board of Directors. Under this Agreement, the Operating Partnership has purchased ten apartment community land sites since the Initial Public Offering, seven of which are now Existing Communities and three of which are now the Communities Under Construction. Under the terms of the Land Rights Agreement, through July 31, 2000, the purchase price for any apartment community sites acquired may be paid with either cash, Common Stock or OP Units, at the option of the Company. After July 31, 2000, the choice of consideration will revert to The Irvine Company. In no event shall the purchase price for any apartment community land site exceed 95% of the value of such site as determined by independent appraisals. In addition, the purchase price for apartment sites which encompassed the first 1,800 apartment units the Operating Partnership developed commencing in mid-1995 were set at an amount such that each project's budgeted pro forma unleveraged return on costs for the first 12 months following stabilized occupancy was between 10.0% and 10.5%. Ten land sites, encompassing 3,502 units in the aggregate, have been purchased under this arrangement. Accordingly, as of the date hereof the purchase price for all future land sites will be no greater than 95% of the appraised value. Independent appraisals will be obtained by each of the Operating Partnership and The Irvine Company for all future sites, prior to the Independent Directors Committee determining whether the Operating Partnership will exercise its right to purchase a land site. If the Operating Partnership elects not to exercise its option for any site, the Operating Partnership will thereafter have a right of first refusal on the sale of such site to a third party if the terms of such sale are more favorable than those offered to the Operating Partnership. The determination to exercise an option or the right of first refusal under the Land Rights Agreement with respect to any site will be made solely by a majority of the Independent Directors Committee.

Pursuant to the Land Rights Agreement, The Irvine Company and Mr. Bren have agreed to certain restrictions on their ability to engage in activities that may compete with the Operating Partnership or the Company. These restrictions terminate upon the occurrence of certain conditions. See "Risk
Factors -- Conflicts of Interest -- Exclusive Land Rights; Non-Competition Arrangements."

THE PROPERTIES

  EXISTING COMMUNITIES

The Existing Communities consist of 51 apartment communities of two, three or four stories, containing 14,991 units. The Company believes that the Existing Communities are well maintained and have no material deferred maintenance requirements. The average age of the Existing Communities is approximately 11 years. The oldest of the Existing Communities was completed in 1969, and 32 of the 51 Existing Communities, totaling 10,323 units or approximately 68.9% of the units in the Existing Communities, have been completed since January 1, 1985. The number of units per apartment community ranges from 58 units to 923 units, with an average of approximately 294 units. Approximately 88% of the units are one- or two-bedroom apartments. The apartment units average 946 square feet.

Excluding The Villas of Renaissance, 43 of the Existing Communities, representing 11,334 units, achieved stabilized occupancy prior to January 1, 1996, and for the six months ended June 30, 1997, these Existing Communities had an average physical occupancy rate of 95.0% and an average monthly rent per unit of $1,057. Five Existing Communities, containing 2,207 units, were in lease-up throughout 1995 and achieved stabilized occupancy during 1996. For the six months ended June 30, 1997 these five Existing Communities had an average physical occupancy of 94.4%. The Operating Partnership also acquired The Villas of Renaissance (containing 923 units) on June 30, 1997. See "Recent
Developments -- 'Off-Ranch' Expansion." The two remaining Existing Communities containing 527 units were in lease-up at June 30, 1997, with 489 units rented and generating revenue at such date. By July 20, 1997, each such community had achieved stabilization.

All of the Existing Communities offer apartment residents numerous amenities and include extensive landscaping. Approximately 80% of the 51 Existing Communities contain a swimming pool, spa, air conditioning and covered parking. Additional amenities may include a fitness center, recreational room, sauna and tennis courts. Each apartment unit includes a patio, entry porch or balcony. Many apartment units offer one or more of certain additional features, such as vaulted ceilings, fireplaces, enclosed garages, refrigerators, washers and dryers and microwave ovens.

The Operating Partnership seeks to assure that the Properties remain attractive dwellings for apartment residents and desired locations for prospective apartment residents. Local property manager maintenance, custodial and groundskeeping personnel perform regular maintenance and upkeep on the Properties to preserve the enhanced physical and aesthetic attributes. The physical appearance of, and apartment residents' satisfaction with, the Properties and with the performance of the local property managers is monitored and evaluated on an ongoing basis by the Company's senior management.

                      STABILIZED COMMUNITY INFORMATION(1)

                                                                                    1996
                                                                     AVERAGE      AVERAGE
                                                                       UNIT       MONTHLY        1996
                                                                       SIZE        RENTAL      AVERAGE
                                           YEAR         NUMBER       (SQUARE      RATE PER     PHYSICAL
              COMMUNITY                 COMPLETED      OF UNITS       FEET)         UNIT      OCCUPANCY
--------------------------------------  ----------   ------------   ----------   ----------   ----------
PROPERTIES STABILIZED OVER TWO YEARS:
Irvine, CA:
  Amherst Court.......................        1991            162          724        $ 976        94.0%
  Berkeley Court......................        1986            152          828        1,032         92.5
  Cedar Creek.........................        1985            176          811          897         94.9
  Columbia Court......................        1984             58          852          975         95.2
  Cornell Court.......................        1984            109          894        1,043         95.2
  Cross Creek.........................        1985            136          935          959         95.9
  Dartmouth Court.....................        1986            294          896        1,032         92.6
  Deerfield...........................   1975/1983         192/96          849          879         94.8
  Harvard Court.......................        1986            112          826          978         94.5
  Northwood Park......................        1985            168          944          907         95.0
  Northwood Place.....................        1986            604          954          907         95.0
  Orchard Park........................        1982             60          971        1,009         99.9
  Park West...........................  1970/71/72    256/276/348        1,004          934         94.1
  Parkwood............................        1974            296          886          921         94.1
  Rancho San Joaquin..................        1976            368          896          975         96.2
  San Carlo...........................        1989            354        1,074        1,158         96.4
  San Leon............................        1987            248          951        1,006         94.3
  San Marco...........................        1988            426          923          950         95.4
  San Marino..........................        1986            200          926          981         94.6
  San Mateo...........................        1990            283          720          919         95.6
  San Paulo...........................        1993            382        1,001          934         95.0
  San Remo............................   1986/1988        136/112          963          968         94.3
  Stanford Court......................        1985            320          799          951         95.0
  The Parklands.......................        1983            121          794        1,135         99.8
  Turtle Rock Canyon..................        1991            217        1,024        1,218         96.7
  Turtle Rock Vista...................   1976/1977        112/140        1,155        1,161         96.3
  Windwood Glen.......................        1985            196          878          916         96.5
  Windwood Knoll......................        1983            248          906          899         95.2
  Woodbridge Oaks.....................        1983            120          976        1,072         99.9
  Woodbridge Pines....................        1976            220          872          935         94.6
  Woodbridge Villas...................        1982            258          867          919         94.9
  Woodbridge Willows..................        1984            200          894          937         95.9
                                                     ------------   ----------   ----------   ----------
     Subtotal.........................                      8,156          923        $ 972        95.1%
                                                     ------------   ----------   ----------   ----------
Newport Beach, CA:
  Bayport.............................        1971            104          867        $ 991        97.0%
  Bayview.............................        1971             64        1,154        1,208         96.4
  Baywood.............................   1973/1984         320/68        1,074        1,106         96.1
  Mariner Square......................        1969            114        1,104        1,109         95.0
  Newport North.......................        1986            570          947        1,058         94.7
  Promontory Point....................        1974            520        1,056        1,566         92.7
                                                     ------------   ----------   ----------   ----------
     Subtotal.........................                      1,760        1,020       $1,224        94.6%
                                                     ------------   ----------   ----------   ----------

                                                                                    1996
                                                                     AVERAGE      AVERAGE
                                                                       UNIT       MONTHLY        1996
                                                                       SIZE        RENTAL      AVERAGE
                                           YEAR         NUMBER       (SQUARE      RATE PER     PHYSICAL
              COMMUNITY                 COMPLETED      OF UNITS       FEET)         UNIT      OCCUPANCY
--------------------------------------  ----------   ------------   ----------   ----------   ----------
Tustin, CA:
  Rancho Alisal.......................   1988/1991         344/12          967        $ 956         93.9%
  Rancho Maderas......................        1989            266          939        1,003         94.5
  Rancho Mariposa.....................        1992            238          856          973         94.4
  Rancho Tierra.......................        1989            252        1,031        1,052         95.3
  Sierra Vista........................        1992            306          852        1,028         94.5
                                                     ------------   ----------   ----------   ----------
     Subtotal.........................                      1,418          930       $1,000         94.5%
                                                     ------------   ----------   ----------   ----------
TOTAL PORTFOLIO STABILIZED OVER TWO YEARS                  11,334          939       $1,015         95.0%
                                                     ------------   ----------   ----------   ----------
PROPERTIES STABILIZED LESS THAN TWO YEARS:
  Villa Coronado......................        1996            513          929       $1,170         92.6%
  Santa Rosa..........................        1996            368          895        1,110         94.8
  Santa Clara.........................        1996            378          967        1,181         95.5
  Rancho Monterey.....................        1996            436          932        1,176         95.1
  Newport Ridge.......................        1996            512          951        1,376         94.5
                                                     ------------   ----------   ----------   ----------
TOTAL PORTFOLIO STABILIZED LESS THAN
  TWO YEARS...........................                      2,207          936       $1,169         94.4%
                                                     ------------   ----------   ----------   ----------
TOTAL STABILIZED PORTFOLIO............                     13,541          938       $1,025         94.9%
                                                     ============   ==========   ==========   ==========

---------------

(1) Excludes The Villas of Renaissance, an apartment community acquired by the Operating Partnership on June 30, 1997. See "Recent
    Developments -- 'Off-Ranch' Expansion."

                 COMMUNITIES IN LEASE-UP (AT JUNE 30, 1997)(1)

                                                                                             PERCENTAGE OF
                                                                                  UNITS          UNITS
                           COMMUNITY                              TOTAL UNITS    OCCUPIED      OCCUPIED
----------------------------------------------------------------  -----------   ----------   -------------
Baypointe.......................................................          300          273            91.0%
Santa Maria.....................................................          227          216            95.2
                                                                   ----------   ----------      ----------
     Total......................................................          527          489            92.8%
                                                                   ==========   ==========      ==========

---------------

(1) These communities began deliveries of units in the fourth quarter of 1996, with the final units being delivered in June 1997. Each such community had achieved stabilized occupancy by July 20, 1997.

     COMMUNITIES UNDER CONSTRUCTION

The Operating Partnership had four Communities Under Construction (The Colony, Santa Rosa II and Rancho Santa Fe on the Irvine Ranch; and The Hamptons at Cupertino in Cupertino, California) at June 30, 1997, which will comprise a total of 1,110 units upon completion. No units were ready for occupancy at June 30, 1997. The Communities Under Construction will include amenities substantially similar to those in the Existing Communities.

                   ECONOMIC AND DEMOGRAPHIC FACTORS AFFECTING
                           THE OPERATING PARTNERSHIP

The Operating Partnership believes that Orange County has been and will continue to be an attractive market in which to own apartment communities. Orange County is an appealing residential location for a variety of reasons, including a moderate climate, a broad array of recreational and cultural opportunities, a diversified and growing employment base, a high quality educational system, and attractive master-planned communities. Growth in employment in Orange County was facilitated by the major area airports and seaports located in close proximity to the area as well as by the four major employment centers located on the Irvine Ranch. The Operating Partnership's belief is based on the information, including the forecasts, set forth below. However, no assurance can be given that actual results will not vary from forecasted trends.

DIVERSIFIED AND GROWING EMPLOYMENT BASE

Since the early 1970s, Orange County has developed its employment base more rapidly than households. An important factor behind the "employment first" strategy was the development of the Irvine Ranch, whose Master Plan emphasized employment growth followed by residential housing growth. This strategy effectively stimulated the formation of a separate, thriving economy with a balance of industries and an economic size which makes Orange Country's economy equivalent to that of a medium-sized state, and ranks its employment base 14th among U.S. metropolitan areas in 1996.

Between 1980 and 1990, Orange County's job growth outpaced both the California and national economies. Orange County added more than 300,000 jobs in the 1980s, averaging 3.4% growth per year -- faster than the 2.4% comparable growth rate in California and the 1.9% national growth rate.

Beginning in 1990, the Orange County economy was adversely affected by the decline in defense spending and the Southern California recession. Between 1990 and 1995, the county lost jobs at a compound annual rate of -0.3% in comparison to a rate for California of -0.1% and national job gains of 1.4% per year.

Since 1995, Orange County's economy has recovered, as has California's generally. Led by gains in technology manufacturing, professional services, and foreign trade, the county reached record job levels in 1997. Job gains averaged 2.8% per year between 1995 and May 1997 -- almost 1% greater than the comparable national growth rate and nearly equal to the rate for California.

In 1997, the Center for Continuing Study of the California Economy projected that job growth in Orange County will continue to outpace the national and state average. Orange County is projected to add nearly 300,000 nonfarm wage and salary jobs between 1997 and 2005 for a compound annual growth rate of 2.7%. This is higher than the projected state (2.0% per year) and national (1.1% per year) job growth rates.

                               EMPLOYMENT GROWTH
                                 (IN THOUSANDS)

                                                                                             AVERAGE ANNUAL GROWTH RATE
                                            TOTAL EMPLOYMENT                          1980-       1990-       1995-       1997-
                          1980        1990        1995        1997        2005        1990        1995        1997        2005
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                        (ESTIMATED)                                     (ESTIMATED)
United States.........     90,406     109,419     117,203     121,837     133,154        1.9%        1.4%        2.0%        1.1%
California............      9,849      12,500      12,422      13,141      15,475        2.4%       -0.1%        2.9%        2.0%
Orange County.........        836       1,172       1,152       1,218       1,508        3.4%       -0.3%        2.8%        2.7%

---------------
Sources: U.S. Bureau of Labor Statistics; Center for Continuing Study of the
         California Economy (unpublished); California Employment Development Department.

Additionally, the County's employment growth has been extremely diverse, creating a highly educated, skilled employment base which is less prone to single industry downturns. Orange County's private sector employment base exhibits a balance of employment between three general sectors of the economy (Services (37.9%), Manufacturing (25.8%) and Trade (25.0%)) which span a broad spectrum of industries. Public Sector jobs comprise 11.0% of the employment base. In addition, no employment sub-sector represents more than 19% of the total employment base in Orange County. For example, in the Manufacturing sector of the economy the County has developed a balance between the Basic Manufacturing sub-sector (9.0%) which includes textiles, rubber products, etc., and the more highly-skilled, value-added sub-sector of Computer, Electronic, Instrumentation Manufacturing (8.4%). In summary, Orange County has developed a diverse employment base whose growth is projected to be in sectors of the economy which typically produce high value-added products.

The Operating Partnership believes that this past and projected broad base of employment growth (i) has been a key factor in limiting Orange County's compound annual rate of job loss through the recession to less than 1.0% and (ii) will enable Orange County to continue to grow, at a projected rate exceeding both the state and national levels. The diversity of industries in Orange County in 1996 is illustrated by the table below.

                         ORANGE COUNTY EMPLOYMENT BASE
                                 JOB DISPERSION

        SERVICES
          Business/Health/Engineering/Management Services........................        18.7%
          Financial/Real Estate/Insurance........................................         7.2%
          Other Services.........................................................        12.0%
        MANUFACTURING
          Basic Manufacturing....................................................         9.0%
          Computer, Electronic, Instrumentation Manufacturing....................         8.4%
          Construction...........................................................         4.4%
          Transportation & Public Utilities......................................         3.6%
          Other Durables Manufacturing...........................................         0.4%
        TRADE
          Retail Trade...........................................................        17.5%
          Wholesale Trade........................................................         7.5%
        PUBLIC SECTOR
          Local Government & Education...........................................         6.6%
          Federal & State Government.............................................         3.0%
          County Government......................................................         1.4%

---------------
Source: California Employment Development Department.

Approximately 97% of all companies in Orange County have fewer than 100 employees. Historically, small, entrepreneurial businesses have been the primary source of employment growth. A number of these small businesses are in the high technology, biotechnology and information systems industries, industries which are projected to continue to grow during the remainder of the decade. Many of these businesses have been attracted to the area by the University of California at Irvine and the 3,600-acre, master-planned Irvine Spectrum business center, both of which have become important centers for high technology/biotechnology research and associated industry development. The Operating Partnership believes that these business centers, located in the City of Irvine, represent the largest accumulation of well-located industrial/research and development sites in the County. The Operating Partnership believes that its ability to control apartment development sites proximate to these centers creates a significant competitive advantage.

Orange County's historically low unemployment rate is further support of the positive impact of a diverse employment base. Over the past six years, unemployment rates in Orange County remained below unemployment rates in California and the nation. The following table highlights unemployment statistics for certain areas since 1990:

                               UNEMPLOYMENT RATES

                       1990          1991          1992          1993          1994          1995          1996        MAY 1997
                    -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
United States.....         5.6%          6.8%          7.5%          6.9%          6.1%          5.6%          5.4%          4.8%
California........         5.8%          7.7%          9.3%          9.4%          8.6%          7.8%          7.2%          6.3%
Orange County.....         3.5%          5.3%          6.8%          6.8%          5.7%          5.1%          4.1%          3.2%
City of Irvine....         2.5%          3.6%          4.6%          4.7%          4.1%          3.6%          2.9%          2.2%

---------------
Source: U.S. Department of Labor; California Employment Development Department;
        The UCLA Forecast for the Nation and California.

While the unemployment rate in Orange County increased each year from 1990 to 1993, it remained below national and state unemployment levels, and has continued to remain below each of these regions through May 1997, when the Orange County unemployment rate stood at 3.2%. In addition, the unemployment rate for the City of Irvine, a city in which over 61% of the Company's Irvine Ranch Properties are or will be located, did not exceed 4.7% throughout the recession, and has remained at least 2.0% below the national average for the past six years.

POPULATION GROWTH AND DEMOGRAPHICS

Historically, Orange County has exhibited sustained population growth which continued through the recession and is projected to continue throughout the remainder of the decade. This growth was primarily due to the County's rapid employment growth and quality of life. From 1980 through 1990, the U.S. and California population bases experienced compound annual growth rates of 0.9% and 2.3%, respectively. From 1990 through 1996, the compound annual growth rate increased to 1.0% on a national level and declined to 1.4% within California. In comparison, from 1980 through 1990, Orange County experienced a compound annual growth rate of 2.2%. From 1990 through 1996, the County's population continued to grow at a compound annual growth rate of 1.6%, a rate in excess of both national and state growth rates. With a current estimated population base of 2,649,800, the County is forecasted to continue to grow in the next decade at a pace in excess of the national average. The chart below summarizes these statistics:

                                   POPULATION
                                 (IN THOUSANDS)

                                                                             AVERAGE ANNUAL GROWTH RATE
                       1980         1990       JULY 1,      JULY 1,       1980-        1990-        1996-
                      CENSUS       CENSUS        1996         2005         1990         1996         2005
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (ESTIMATED)                            (ESTIMATED)
United States.....     226,546      248,718      265,284      285,981         0.9%         1.1%         0.8%
California........      23,668       29,758       32,383       38,208         2.3%         1.4%         1.9%
Orange County.....       1,933        2,411        2,650        3,006         2.2%         1.6%         1.4%

---------------

Source: U.S. Bureau of the Census; California Department of Finance; Center for Continuing Study of the California Economy.

Population growth may indicate a continued need for housing, but the characteristics of the population are equally important to the Operating Partnership as it strives to design apartment communities whose functionality, amenities and cost correctly respond to a specific market demand. Based on 1990 U.S. Census data, the population of Orange County is relatively young and educated, with a median age of 30.4 years. In 1996, 28% of the population had received a bachelor's degree, as compared to 20% for the United States. On the Irvine Ranch, 52% of the adult population has received a bachelor's degree. The Irvine Ranch's median household income in 1996 was $61,975, as compared to $36,625 for the nation. Despite the area's relative affluence, in 1997, only 38% of the population in Orange County could afford to purchase a home in the median price range, compared to 53% for the nation, according to the California Association of Realtors. The Operating Partnership believes that this relative unaffordability of home ownership contributes to the strong demand for high quality rental housing in Orange County.

THE ORANGE COUNTY APARTMENT MARKET

As of March 31, 1997, the Orange County apartment market consisted of approximately 105,427 units in apartment communities of 100 units or more. The Operating Partnership believes this segment of the market competes more directly with a significant portion of the Irvine Ranch Properties, since a large number of units are typically necessary to support project amenities comparable to those offered by the Irvine Ranch Properties.

  CONSTRAINED APARTMENT SUPPLY

Based on a survey conducted by The Research Network Ltd., delivery of new apartment units in Orange County averaged in excess of 6,200 units per year from 1986 to 1989. Construction during this period was driven by high occupancy rates in Orange County, increasing rents during the mid-1980s and the availability of financing for real estate development. Throughout this period of high deliveries of apartment units, average apartment occupancy in Orange County remained relatively stable.

Apartment deliveries in Orange County declined from 6,770 units in 1988 to zero units in 1994. The supply of apartment units has been limited in recent years, in part by the limited availability of financing for real estate development. As a result of low levels of apartment deliveries in recent years, average physical occupancy rates in Orange County have shown an increase from 1992 to 1996. The table below provides an historical perspective of apartment deliveries and average physical occupancy rates in Orange County since 1986:

           APARTMENT DELIVERIES AND AVERAGE PHYSICAL OCCUPANCY RATES


MEASUREMENT PERIOD
(FISCAL YEAR COVERED)          OCCUPANCY               UNIT DELIVERIES
1986                              97.7                       6568
1987                              97.8                       5870
1988                              96.9                       6770
1989                              96.3                       5871
1990                              96.5                       2939
1991                              96.5                       2967
1992                              95.3                        674
1993                              96.0                        810
1994                              95.5                          0
1995                              95.8                       1759
1996                              95.0                       1296
1997                              96.8

                         1986     1987     1988     1989     1990     1991     1992    1993    1994    1995     1996     1997
                         -----    -----    -----    -----    -----    -----    ----    ----    ----    -----    -----    ----
Occupancy(1)..........    97.7%    97.8%    96.9%    96.3%    96.5%    96.5%   95.3%   96.0%   95.5%    95.8%    95.0%   96.8%
Units Delivered.......   6,568    5,870    6,770    5,871    2,939    2,967     674     810      --    1,759    1,296     n/a

---------------

Source: The Research Network Ltd.
n/a: Not available.

(1) Average for apartment communities in Orange County based on survey data obtained during the first quarter of each year.

Except for development on the Irvine Ranch, the Operating Partnership expects that new apartment construction in Orange County will remain at relatively low levels over the next several years due to the lack of developable land in the Operating Partnership's principal market.

  RENTAL RATES

Since 1991, average apartment rental rates for the stabilized Existing Communities on the Irvine Ranch have exceeded average apartment rental rates for all apartment communities in the Orange County market. Through June 30, 1997, the average apartment rental rate for such Communities was $1,086 per unit, as compared to an average apartment rental rate of $846 per unit for all apartment communities in Orange County. Moreover, the percentage difference between the average apartment rental rate for the stabilized Existing Communities on the Irvine Ranch and the average apartment rental rate for apartment communities in Orange County increased from 18.0% in 1991 to 28.4% in June 1997. The Operating Partnership believes that the high average apartment rental rates which it achieved relative to the average apartment rental rates in Orange County can be attributed to the location and high quality of its Existing Communities on the Irvine Ranch. It further believes that the trends discussed above will continue to create demand for apartment housing during the next several years. The following table provides an historical overview of average apartment rental rates for the stabilized Existing Communities on the Irvine Ranch and for apartment communities located in Orange County:

                       AVERAGE APARTMENT RENTAL RATES(1)

                                     IRVINE RANCH
MEASUREMENT PERIOD                      EXISTING
(FISCAL YEAR COVERED)                 COMMUNITIES    ORANGE COUNTY
1991                                       937             794
1992                                       950             778
1993                                       963             775
1994                                       981             782
1995                                       996             781
1996                                      1025             802
1997                                      1086             846

                                     1991          1992         1993         1994        1995        1996          1997
                                     -----------------------------------------------------------------------------------
Irvine Ranch Stabilized Existing
  Communities......................   $937         $950         $963         $981         $996       $1,025       $1,086
Orange County......................   $794         $778         $775         $782         $781        $ 802        $ 846

---------------

Source: The Research Network Ltd.

(1) Average monthly rents per unit for the stabilized Existing Communities on the Irvine Ranch are the averages for the period. Average monthly rents per unit for Orange County represent the averages of the median asking rents obtained from apartment communities surveyed during the first quarter of each year.

                                   MANAGEMENT

The executive officers and directors of the Company are as follows:

NAME                                        AGE   POSITION OF OFFICES HELD
------------------------------------------  ---   ----------------------------------------------------
Donald Bren(1)(2).........................  65    Chairman of the Board of Directors
William H. McFarland(1)(2)................  57    President and Chief Executive Officer and Director
Richard E. Lamprecht......................  38    Senior Vice President, President, Irvine Ranch
                                                  Division
James E. Mead.............................  38    Senior Vice President, Chief Financial Officer and
                                                  Secretary
William W. Thompson.......................  52    Senior Vice President, President, California
                                                  Division
Alfred L. Baker...........................  49    Vice President, Marketing
Bruce N. Dorfman..........................  37    Vice President, Development, California Division
Shawn Howie...............................  42    Vice President, Corporate Finance and Controller
Robert J. Hughes..........................  47    Vice President, Construction, California Division
David A. McAllister.......................  63    Vice President, Construction, Irvine Ranch Division
Kevin P. Payne............................  39    Vice President, Development, Irvine Ranch Division
Scott A. Reinert..........................  38    Vice President, Operations
Anthony M. Frank(3)(5)....................  66    Director
John F. Grundhofer(3)(5)..................  58    Director
Bowen H. McCoy(2)(3)(4)...................  60    Director
Michael D. McKee(2).......................  51    Director
Jack W. Peltason(2)(3)(5).................  74    Director
John F. Seymour, Jr.(3)(4)................  59    Director
Raymond L. Watson(1)(2)...................  70    Director

---------------

(1) See "Recent Developments -- Management and Board of Directors Changes."
(2) Member of Executive Committee
(3) Member of Independent Directors Committee
(4) Member of Compensation Committee
(5) Member of Audit Committee

Pursuant to the Company's Articles of Incorporation and Amended Bylaws (the "Bylaws") a majority of the Directors of the Company must be persons who are not
(i) affiliates, or an officer, director or employee, of The Irvine Company or
(ii) the spouse, ancestor or lineal descendant or brother or sister of Mr. Bren ("Unaffiliated Directors").

In accordance with the Company's Bylaws, the Board of Directors has established an Independent Directors Committee which is responsible for approving all transactions between (i) the Company or the Operating Partnership and (ii) The Irvine Company and affiliates of The Irvine Company or Mr. Bren, including, but not limited to, whether or not the Operating Partnership shall exercise any of its rights under the Land Rights Agreement and the terms of any agreement between the Company or the Operating Partnership and The Irvine Company or affiliates of The Irvine Company or Mr. Bren. In addition, the Independent Directors Committee is responsible for selecting the independent appraiser on behalf of the Company pursuant to the Land Rights Agreement. Pursuant to the Company Bylaws, the Independent Directors Committee consists of at least five persons, each of whom is an Unaffiliated Director and a person who has not been employed by The Irvine Company or any of its subsidiaries within the five years preceding such person's election as a director of the Company. The Independent Directors Committee has also retained an independent real estate consultant to advise it with respect to land acquisitions under the Land Rights Agreement.

CERTAIN RIGHTS OF THE IRVINE COMPANY WITH RESPECT TO THE COMPANY'S BOARD OF DIRECTORS

Pursuant to the Miscellaneous Rights Agreement, the Irvine Persons (as hereinafter defined) have the right, and will continue to have the right so long as The Irvine Company, its shareholders and affiliates and Mr. Bren and his affiliates (the "Irvine Persons") beneficially own at least 20% of the outstanding Common Stock of the Company (including for this purpose Common Stock issuable upon exchange of OP Units in the Operating Partnership), to nominate three persons (each, an "Irvine Company Board Representative") for election to the Board of Directors of the Company. In the event this ownership falls below 20% but is at least 15%, the Irvine Persons will have the right to nominate two persons for election to the Board of Directors; and if this ownership falls below 15% but is at least 10%, the Irvine Persons will have the right to nominate one person for election to the Board of Directors. In connection with the foregoing, The Irvine Company is authorized to act for the Irvine Persons. The three current Directors nominated by the Irvine Persons are Messrs. Bren, McKee and Watson.

Two provisions of the Company's By-Laws give The Irvine Company additional rights with respect to the Company's Board of Directors:

First, the Company's By-Laws provide that a majority of the entire Board of Directors of the Company including at least one Irvine Company Board Representative shall constitute a quorum for Board of Directors action at any meeting.

Second, the Company's By-Laws provide that approval of more than 75% of the entire Board of Directors is required to approve (i) a change of control (as defined therein) of the Company or the Operating Partnership; (ii) any amendment to the Company's Articles of Incorporation or Bylaws or the partnership agreement of the Operating Partnership; (iii) any waiver or modification of the ownership limit provisions of the Company's Articles of Incorporation; (iv) any merger, consolidation, statutory share exchange or sale of all or substantially all of the assets of the Company or the Operating Partnership; (v) subject to certain exceptions, the issuance of equity securities of the Company; (vi) the Company taking title to assets or conducting business other than through the Operating Partnership, or for the Company or the Operating Partnership engaging in another line of business; (vii) the Company or the Operating Partnership making a general assignment for the benefit of creditors or instituting (or consent to the institution of) proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of the Company or the Operating Partnership; and (viii) termination of the Company's status as a real estate investment trust for federal income tax purposes.

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Debt Securities" set forth in the accompanying Prospectus under "Description of the Debt Securities," to which reference is hereby made.

GENERAL

The Notes will constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under an Indenture, to be dated as of October 1, 1997 (the "Original Indenture"), as supplemented by Supplemental Indenture No. 1, to be dated as of October 1, 1997 (the "Supplemental Indenture" and together with the Original Indenture, the "Indenture"), between the Operating Partnership and First Trust of California, National Association (the "Trustee"). The form of the Original Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and the Supplemental Indenture will be filed as an exhibit to a Current Report on Form 8-K of the Operating Partnership. Each such document is available for inspection at the offices of the Operating Partnership. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Notes. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

The Notes will be limited to an aggregate principal amount of $100,000,000. The Notes will be direct, senior unsecured obligations of the Operating Partnership and will rank senior to all future subordinated indebtedness of the Operating Partnership and pari passu with all other current and future unsecured and unsubordinated indebtedness of the Operating Partnership. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership and to all Indebtedness and other liabilities of Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly held Properties.

As of June 30, 1997, on a pro forma basis after giving effect to the offering of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds," the Operating Partnership would have had approximately $653.3 million of Indebtedness, of which approximately $533.6 million would have been secured, and the Subsidiaries of the Operating Partnership would have had no Indebtedness or other liabilities. The Operating Partnership and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain
Covenants -- Limitations on Incurrence of Indebtedness."

The Operating Partnership's $250 million Credit Facility is guaranteed by the Company. The Notes will be senior unsecured indebtedness of the Operating Partnership, of which the Company is the general partner, but will not be guaranteed by the Company. The Company currently has no significant assets on an unconsolidated basis. As a result of the guarantee under the Credit Facility, such lenders may have prior claims to, and procedural advantages in respect of claims to, the assets, if any, owned directly by the Company.

The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

The Notes will bear interest at 7% per annum and will mature on October 1, 2007. The Notes will bear interest from October 1, 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1998 (each, an "Interest Payment Date"), to the Persons in whose name the Notes are registered in the Security Register on the preceding March 15 or September 15 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York or in the City of St. Paul, Minnesota are authorized or required by law, regulation or executive order to close.

The principal of and interest on the Notes will be payable at the corporate trust office of First Trust National Association, on behalf of the Trustee (the "Paying Agent"), in the City of St. Paul, Minnesota, initially located at 180 East Fifth Street, St. Paul, Minnesota 55101, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

REGISTRATION AND TRANSFER

Subject to certain limitations imposed upon the Notes issued in book-entry form as described below under "-- Book-Entry System," the Notes will be exchangeable for any authorized denomination of a like aggregate principal amount and tenor upon surrender of such Notes at the corporate trust office of the Trustee or at the office of any transfer agent designated by the Operating Partnership for such purpose. In addition, subject to certain limitations imposed upon the Notes issued in book-entry form as described below under "-- Book-Entry System," the Notes may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the Trustee or at the office of any transfer agent designated by the Operating Partnership for such purpose. Every Note surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Operating Partnership and the Trustee. No service charge will be made for any registration of transfer or exchange of any Notes, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Neither the Operating Partnership nor the Trustee shall be required (i) to register the transfer of or exchange Notes for a period of 15 days next preceding the first mailing of a notice of redemption of any Notes that may be selected for redemption; or (ii) to register the transfer of or exchange any Notes, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

OPTIONAL REDEMPTION

The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price"). If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

If less than all the Notes are to be redeemed at the option of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

As used herein:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) correspond-ing to the remaining life to maturity of the Notes, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if the statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

CERTAIN COVENANTS

Limitations on Incurrence of Indebtedness. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Operating Partnership and its Subsidiaries as of the end of the most recently completed calendar quarter of the Operating Partnership for which financial information is available prior to the incurrence of such additional Indebtedness and (ii) the purchase price or cost of any real estate assets or mortgages receivable acquired or developed, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable, to develop real estate assets or to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

In addition to the foregoing limitation on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of the property of the Operating Partnership or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Operating Partnership or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Operating Partnership and its Subsidiaries as of the end of the most recently completed calendar quarter of the Operating Partnership for which financial information is available prior to the incurrence of such additional Indebtedness and (ii) the purchase price or cost of any real estate assets or mortgages receivable acquired or developed, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable, to develop real estate assets or to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

The Operating Partnership and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined below) of the Operating Partnership and its Subsidiaries on a consolidated basis.

In addition to the foregoing limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Operating Partnership and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by the Operating Partnership and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such

Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; (iv) in the case of any acquisition or disposition by the Operating Partnership or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation and (v) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation (taking into account if such Person or any of its Subsidiaries is a party to an interest rate agreement or other interest protection agreement applicable to such floating rate Indebtedness if such agreement shall remain in effect for the twelve month period after the date of the transaction giving rise to the need to calculate the ratio of Consolidated Income Available for Debt Service to Annual Service Charge) had been the applicable rate for the entire period.

For purposes of determining any particular amount of Indebtedness under these covenants, guarantees of, liens securing, or letters of credit that support, in each case, Indebtedness otherwise included in the determination of such particular amount of Indebtedness, shall not be included. In addition, the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Provision of Financial Information. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act, the Operating Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) if the Operating Partnership is not then subject to such Section 13 or 15(d), transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Operating Partnership would have been required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents that the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable costs of duplication and delivery, supply copies of such documents to any prospective Holder.

Waiver of Certain Covenants. The Operating Partnership may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Notes (except any such term, provision or condition which could not be amended without the consent of all Holders of Notes), if before or after the time for such compliance the Holders of at least a majority in principal amount of all the outstanding Notes either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Operating Partnership and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

As used herein, and in the Indenture:

        "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, including (without duplication) Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person, whether by merger or otherwise, or the date the acquired Person becomes a Subsidiary.

        "Annual Service Charge" for any period means the sum of the Consolidated Interest Expense for such period of the Operating Partnership and its Subsidiaries and the amount of dividends which are payable in cash during such period in respect of any Disqualified Stock.

        "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

        "Consolidated Income Available for Debt Service" for any period means Earnings from Operations of the Operating Partnership and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) Consolidated Interest Expense of the Operating Partnership and its Subsidiaries, (ii) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (iii) provisions for gains and losses on properties and property depreciation and amortization, (iv) the effect of any non-cash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (v) amortization of deferred charges.

        "Consolidated Interest Expense" for any period means, without duplication, all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on Indebtedness (including, without limitation, payment-in-kind, zero coupon and other like securities), but excluding legal fees, title insurance charges, and other out-of-pocket fees and expenses incurred in connection with the issuance of Indebtedness and the amortization of any such debt issuance costs that are capitalized, all determined on a consolidated basis in accordance with GAAP.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise
     (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the Notes. For purposes of this definition, it is expressly understood that the OP Units shall not constitute Disqualified Stock.

        "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net as reflected in the financial statements of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

        "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

        "Indebtedness" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on property owned by the Operating Partnership or any Subsidiary, (ii) indebtedness for borrowed money of a Person other than the Operating Partnership or a Subsidiary which is secured by any Encumbrance existing on property owned by the Operating Partnership or any Subsidiary, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such Encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Operating Partnership or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected on the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than the Operating Partnership or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by the Operating Partnership or any Subsidiary whenever the Operating Partnership or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof). For purposes of this definition, Indebtedness (i) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two Business Days of their incurrence unless covered by any overdraft line and (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices; (ii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be incurred or outstanding in an amount equal to the accreted value thereof at the date of determination determined in accordance with GAAP; and (iii) shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, stand-by letters of credit or similar obligations, incurred in the ordinary course of business and on ordinary business terms (to the extent the foregoing items are not drawn upon, or if drawn, such items are repaid within three Business Days).

        "Non-Recourse Indebtedness" means Indebtedness with respect to which recourse is limited to (i) specific assets related to a particular Property or group of Properties subject to an Encumbrance securing such Indebtedness or (ii) any Subsidiary (provided that if a Subsidiary is a partnership, there is no recourse to the Operating Partnership as a general partner of such partnership); provided, however, that personal recourse of the Operating Partnership for any such Indebtedness for fraud, misrepresentation, misapplication of cash, waste, environmental claims and liabilities and other circumstances customarily excluded by institutional lenders from exculpation provisions and/or included in separate indemnification agreements in non-recourse financing of real estate shall not, by itself, prevent such Indebtedness from being characterized as Non-Recourse Indebtedness.

        "Property" means, with respect to any Person, any real or personal property, building, facility, structure, equipment or unit, or other asset owned by such Person.

        "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity or partnership interests of which are owned, directly or indirectly, by such Person. For purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

        "Total Assets" as of any date means the sum of (i) $1,289,618,606 (which represents the product of (x) the sum of the number of shares of Common Stock of the Company outstanding on June 30, 1997 (19,815,057 shares) and the number of OP Units not held by the Company outstanding on June 30, 1997 (24,086,853 OP Units) and (y) $29.375 (the last reported sales price per share of the Common Stock of the Company on the New York Stock Exchange on June 30, 1997), (ii) $651,587,000 (which represents the principal amount of the outstanding consolidated debt of the Operating Partnership and its Subsidiaries on June 30, 1997), (iii) the purchase price or cost of any real estate assets or mortgages receivable acquired (including the value at the time of such acquisition, of any OP Units or shares of Common Stock of the Company issued in connection therewith) or developed after June 30, 1997 by the Operating Partnership or any Subsidiary, and (iv) cash and restricted cash on the Operating Partnership's balance sheet; provided, however, that Total Assets shall be reduced by the amount of the proceeds of any real estate assets disposed of, or mortgages receivable written off as non-collectible, after June 30, 1997 by the Operating Partnership or any Subsidiary.

        "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money (excluding infrastructure assessment bonds (totalling approximately $21.8 million as of December 31, 1996)) and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an Encumbrance for borrowed money, determined in accordance with GAAP (but excluding accounts receivable and intangibles).

        "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

        "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of the properties of the Operating Partnership or any Subsidiary.

EVENTS OF DEFAULT

The provisions of Article 4 of the Indenture relating to "Events of Default," which are described under "Description of the Debt Securities -- Events of Default" in the accompanying Prospectus, will apply to the Notes, except that whenever the principal amount of the Notes may be declared or shall become automatically due and payable following an Event of Default, references to "principal amount" shall be deemed to include a reference to any Make-Whole Amount payable on the Notes. In addition, the following shall constitute Events of Default with respect to the Notes: (a) failure to pay the Make-Whole Amount on any Notes when due; (b) default under any Indebtedness other than Non-Recourse Indebtedness of the Operating Partnership (or of any Subsidiary, the repayment of which the Operating Partnership has guaranteed or for which the Operating Partnership is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Operating Partnership as provided in the Indenture and (c) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Operating Partnership or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

The provisions of Article 9 of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of the Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "-- Certain Covenants" herein will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

The Notes will be issued in the form of one or more full registered global notes ("Global Notes") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form.

Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

Upon the issuance of a Global Note, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Note to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

So long as DTC or its nominee is the registered owner of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of, any Make-Whole Amount on, and any interest on, individual Notes represented by a Global Note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note representing such Notes. None of the Operating Partnership, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Operating Partnership expects that DTC or its nominee, upon receipt of any payment of principal, Make-Whole Amount or interest in respect of a permanent Global Note representing any Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Operating Partnership also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Operating Partnership within 90 days, the Operating Partnership will issue individual Notes in exchange for the Global Note or Notes representing the Notes. In addition, the Operating Partnership may, at any time and in its sole discretion, determine not to have any Notes represented by one or more Global Notes and, in such event, will issue individual Notes in exchange for the Global Note or Notes representing the Notes. Individual Notes so issued will be issued in denominations, unless otherwise specified by the Operating Partnership, of $1,000 and integral multiples thereof.

DTC has advised the Operating Partnership of the following information regarding
DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

CONCERNING THE TRUSTEE

A member of the Board of Directors of the Company is Chairman, President and Chief Executive Officer of First Bank System, Inc., an affiliate of the Trustee. In addition, an affiliate of the Trustee is a lender under the Credit Facility.

                                  UNDERWRITING

Subject to the terms and conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                                                         PRINCIPAL
                                                                                           AMOUNT
                                     UNDERWRITER                                          OF NOTES
--------------------------------------------------------------------------------------  ------------
J.P. Morgan Securities Inc............................................................  $ 60,000,000
Goldman, Sachs & Co...................................................................    20,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.............................................................    20,000,000
                                                                                        ------------
     Total............................................................................  $100,000,000
                                                                                        ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

The Underwriters have advised the Operating Partnership that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

The Notes are a new issue of securities with no established trading market. The Operating Partnership has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

In the ordinary course of their respective business, certain of the Underwriters and/or affiliates of such Underwriters have engaged, or may in the future engage, in investment banking, investment advisory and/or commercial banking transactions with the Operating Partnership and its affiliates for which customary compensation has been, and will be, received. J.P. Morgan Securities Inc., one of the Underwriters, is Syndication Agent, and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is a lender, under the Credit Facility. Approximately $11.2 million of the net proceeds from the offering of the Notes will be used to repay Morgan Guaranty Trust Company of New York for a portion of the outstanding borrowings of the Operating Partnership under the Credit Facility. See "Use of Proceeds." Since the amount to be repaid to Morgan Guaranty Trust Company of New York exceeds 10% of the net proceeds from the sale of the Notes, the offering of the Notes is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with such offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing Notes in this offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon for the Operating Partnership by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell will rely as to matters of Maryland law on Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters relating to the offering of the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

PROSPECTUS

                                  $350,000,000

                       IRVINE APARTMENT COMMUNITIES, L.P.

                                DEBT SECURITIES

                            ------------------------

Irvine Apartment Communities, L.P. (the "Operating Partnership") may offer and issue from time to time senior, unsecured, non-convertible investment grade debt securities (the "Debt Securities"). The Debt Securities may be offered in one or more series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). The aggregate offering price of the Debt Securities will not exceed $350,000,000.

Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation, aggregate principal amount, purchase price, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the redemption thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities.

                            ------------------------

SEE "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE DEBT SECURITIES OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

The Debt Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Debt Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the purchase price of the Debt Securities and the proceeds to the Operating Partnership from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                            ------------------------

                 The date of this Prospectus is July 28, 1997.

IN CONNECTION WITH AN OFFERING, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES. SPECIFICALLY, THE UNDERWRITERS FOR SUCH OFFERING MAY OVERALLOT IN CONNECTION WITH SUCH OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBT SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Operating Partnership, by Irvine Apartment Communities, Inc., a Maryland corporation, the sole general partner of the Operating Partnership, or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of any time subsequent to the date thereof.
                            ------------------------

                             AVAILABLE INFORMATION

The Operating Partnership and the sole general partner of the Operating Partnership, Irvine Apartment Communities, Inc. (the "Company"), are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company or the Operating Partnership with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange") and the Pacific Stock Exchange, Inc. (the "Pacific Stock Exchange"). In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in such Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Operating Partnership and the Debt Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents, which have been filed with the Commission, are hereby incorporated by reference:

        1. Registration Statement on Form 10 of the Operating Partnership dated May 15, 1997;

        2. Quarterly Report on Form 10-Q of the Operating Partnership for the quarter ended March 31, 1997;

        3. Current Report on Form 8-K of the Operating Partnership filed on July 15, 1997, as amended by the Current Report on Form 8-K/A of the Operating Partnership filed on July 23, 1997; and

        4. Current Report on Form 8-K of the Operating Partnership filed on July 16, 1997.

All documents filed by the Operating Partnership after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Debt Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall be deemed to constitute a part of this Prospectus, except as so modified or superseded.

The Operating Partnership will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Irvine Apartment Communities, L.P., 550 Newport Center Drive, Suite 300, Newport Beach, California 92660, Attention: Investor Relations (Telephone: (714) 720-5500).

                           THE OPERATING PARTNERSHIP

The Operating Partnership is engaged in the development and operation of multifamily rental apartment communities on the Irvine Ranch in Orange County, California and, beginning in 1997, in other locations in California. The Operating Partnership's management and operating decisions are under the unilateral control of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"), a self-administered equity real estate investment trust. The Operating Partnership and the Company were formed in December 1993 to continue and expand the apartment community business of The Irvine Company, a real estate and community development company. At March 31, 1997 the Company had a 45.1% general partnership interest in the Operating Partnership and was its sole managing general partner. At such date, the limited partners of the Operating Partnership had a 54.9% interest in the Operating Partnership, with The Irvine Company and certain of its affiliates owning a 54.7% limited partnership interest in the Operating Partnership.

At March 31, 1997, the Operating Partnership owned and operated 13,843 units in 53 apartment communities on the Irvine Ranch. Within its portfolio of properties stabilized for more than two years are 43 apartment communities. These properties had an average physical occupancy of 95.1% for the quarter ended March 31, 1997. Within its portfolio of properties stabilized for less than two years are 5 apartment communities. These properties had an average physical occupancy of 94.0% for the quarter ended March 31, 1997. The Company also had 1,295 units in 5 additional apartment communities under construction or lease-up, with 302 units completed at March 31, 1997 (together with completed communities, the "Properties"). Additionally, as described below, the Company recently acquired an apartment community development site located in Northern California's Silicon Valley and an apartment community in Northern San Diego County. All of the Properties, excluding these two sites, are located on the Irvine Ranch. Through July 2020, the Operating Partnership holds the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch. The developed portion of the Irvine Ranch, which borders approximately six miles of the Pacific Ocean, includes significant parts of the cities of Irvine, Newport Beach and Tustin. The Irvine Ranch has been developed over the past 30 years in accordance with an original master plan and is now one of the major commercial, industrial, retail and residential centers in Southern California.

The Operating Partnership has recently commenced an "off-Ranch" expansion program. In February 1997, the Operating Partnership acquired rights to purchase three apartment community development sites located in Northern California's Silicon Valley. The Operating Partnership has exercised its right with respect to one of these sites and began construction in May 1997. On June 30, 1997, the Operating Partnership purchased, for approximately $127 million in cash, The Villas of Renaissance, a 923-unit apartment community in La Jolla, California, just north of San Diego. The Operating Partnership's intent is to create new market positions in the Silicon Valley and Northern San Diego County, which possess strong rental demographics and economic growth prospects similar to those on the Irvine Ranch.

On June 27, 1997, the Operating Partnership entered into a new $250 million three-year unsecured revolving line of credit which replaced its former line of credit, due to expire in December 1997. The interest rate payable on outstanding borrowings and fees are lower under the new line of credit than under the prior facility. The Operating Partnership used borrowings under the new line of credit to finance the La Jolla acquisition referred to above and in the future intends to use the new line of credit for its ongoing rental property development program, for potential acquisitions, and for general working capital needs. The new line of credit is guaranteed by the Company.

The Operating Partnership is a Delaware limited partnership formed in 1993. The Operating Partnership's executive offices are located at 550 Newport Center Drive, Newport Beach, California 92660, telephone number: (714) 720-5500.

                                USE OF PROCEEDS

Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Debt Securities will be used by the Operating Partnership for general corporate purposes, including the repayment of existing indebtedness, ongoing development activities and acquisitions of additional properties. Proceeds from the sale of Debt Securities initially may be temporarily invested in short-term securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratios of earnings to fixed charges for the Operating Partnership.

                                               QUARTER ENDED
                                                 MARCH 31,                  YEAR ENDED DECEMBER 31,
                                              ----------------    --------------------------------------------
                                               1997      1996      1996      1995      1994     1993     1992
                                              ------    ------    ------    ------    ------    -----    -----
Ratio of Earnings to Fixed Charges..........   2.44x     1.86x     2.07x     1.44x     1.25x     .99x     .96x

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, extraordinary items and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

Prior to completion of the Company's initial public offering in December 1993, the predecessor of the Company and the Operating Partnership operated in a highly leveraged manner. As a result, although the Company, the Operating Partnership and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for the periods prior to December 8, 1993. Consequently, the computations of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $0.6 million and $2.2 million for the years ended December 31, 1993 and 1992, respectively.

                       DESCRIPTION OF THE DEBT SECURITIES

The following sets forth certain general terms and provisions of the indenture under which the Debt Securities are to be issued (the "Indenture"). The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

The Debt Securities will represent senior, unsecured, general obligations of the Operating Partnership, unless otherwise provided in the Prospectus Supplement. As indicated in the applicable Prospectus Supplement, the Debt Securities will be senior debt, senior to all future subordinated indebtedness of the Operating Partnership and pari passu with other current and future unsecured, unsubordinated indebtedness of the Operating Partnership. The Debt Securities will be issued under an indenture to be executed by the Operating Partnership and a trustee (the "Trustee"). The Indenture will be in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as are adopted from time to time (the "Indenture"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

The Indenture will not limit the amount of Debt Securities which may be issued thereunder. Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered pursuant thereto: (i) designation, aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable;
(v) the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vi) any redemption or sinking fund provisions;
(vii) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (viii) whether the Debt Securities will be issued in global form or bearer form or as uncertificated securities; (ix) any Events of Default in addition to or in lieu of those described herein and remedies therefor; (x) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debt Securities; (xi) listing (if any) on a securities exchange; (xii) whether such Debt Securities will be certificated or in book-entry form; and (xiii) any other specific terms of the Debt Securities, including any additional events of default or covenants provided for with respect to the Debt Securities, and any terms which may be required by or advisable under United States laws or regulations.

Debt Securities may be presented for exchange or transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to any Debt Securities issued at par which is treated as having been issued at a discount for United States income tax purposes will be described in the relevant Prospectus Supplement.

Unless otherwise specified in a Prospectus Supplement, the Indenture will not contain any covenant or other specific provision affording protection to Holders of the Debt Securities in the event of a highly leveraged transaction or a change in control of the Operating Partnership or the Company, except to the limited extent described under "Consolidation, Merger and Sale of Assets."

MODIFICATION AND WAIVER

The Indenture will provide that modifications and amendments thereto may be made by the Operating Partnership and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, among other things: (a) extend the final maturity of such Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of Debt Securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such Debt Securities, or impair or affect the right of any Holder of Debt Securities to institute suit for the payment thereof or, if such Debt Securities provide therefor, any right of repayment at the option of the Holder, (b) reduce the aforesaid percentage of such Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture, or (c) reduce the percentage of such Debt Securities of any series necessary to consent to waive any past default under the Indenture to less than a majority, or (d) modify any of the provisions of the sections of the Indenture relating to supplemental indentures with the consent of the Holders, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of each Holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in such section or the deletion of this proviso. (Indenture sec. 7.02)

The Indenture will provide that a supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of Debt Securities of any other series. (Indenture sec. 7.02)

The Indenture will provide that modifications and amendments of the Indenture may be made by the Operating Partnership and the Trustee, without the consent of the Holders of any series of Debt Securities issued thereunder: (1) to secure any Debt Securities issued thereunder; (2) to evidence the succession of another entity to the Operating Partnership and the assumption by any such successor of the covenants, agreements and obligations of the Operating Partnership, in the Indenture and in the Debt Securities issued thereunder; (3) to add to the covenants, restrictions, conditions or provisions for the protection of the Holders of the Operating Partnership or to add any additional events of default;
(4) to cure any ambiguity, to correct or supplement any provision in the Indenture that may be inconsistent with any other provision of the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the Holders of any series of Debt Securities issued thereunder in any material respect; (5) to establish the form and terms of Debt Securities issued thereunder; (6) to evidence and provide for a successor trustee under the Indenture with respect to one or more series of Debt Securities issued thereunder or to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee; (7) to permit or facilitate the issuance of Debt Securities in global form or bearer form or to provide for uncertificated Debt Securities to be issued thereunder; (8) to change or eliminate any provision of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior to the execution of such supplemental indenture which are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in the Indenture, which was required to be contained in the Indenture in order for the Indenture to be qualified under the Trust Indenture Act of 1939, if the Trust Indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification. (Indenture sec. 7.01)

EVENTS OF DEFAULT

The following will be events of default under the Indenture with respect to each series of Debt Securities issued thereunder: (a) failure to pay principal (or premium, if any) on such series of the Debt Securities outstanding under the Indenture when due; (b) failure to pay any interest on such series of the Debt Securities outstanding under the Indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of Debt Securities; (d) failure to perform any other covenant or warranty of the Operating Partnership contained in the Indenture or such Debt Securities continued for 60 days after written notice specifying such default or breach; (e) certain events of bankruptcy, insolvency or reorganization of the Operating Partnership; and (f) any other event of default provided in the supplemental indenture or resolution of the Board of Directors under which such Debt Securities are issued. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of the Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of such series and the interest accrued thereon to be due and payable immediately. In case an event of default described in (d) or (f) above shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities of each affected series then outstanding under the Indenture (treated as one class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all Debt Securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all the Debt Securities outstanding shall be and become due and payable immediately, without notice or other action by any Holder or the Trustee, to the full extent permitted by law. Any event of default with respect to particular series of Debt Securities under the Indenture may be waived by the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such Debt Securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each Holder affected thereby. (Indenture sec.sec. 4.01, 4.10)

The Indenture will provide that the Trustee may withhold notice to the Holders of any default with respect to any series of Debt Securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the Debt Securities) if the Trustee considers it in the interest of Holders to do so. (Indenture sec. 4.11)

The Operating Partnership will be required to furnish to the Trustee annually a statement as to its compliance with all conditions and covenants in the Indenture. (Indenture sec. 3.05)

The Indenture will contain a provision entitling the Trustee to be indemnified by the Holders before proceeding to exercise any trust or power under the Indenture at the request of such Holders (Indenture sec. 5.02). The Indenture will provide that the Holders of a majority in aggregate principal amount of the then outstanding Debt Securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred upon the Trustee with respect to the Debt Securities of such series, provided, however, that the Trustee may decline to follow any such direction if, among other reasons, the Trustee, determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the Trustee in personal liability or would be unduly prejudicial to the Holders of the Debt Securities of such series not joining in such direction (Indenture sec. 4.09). The right of a Holder to institute a proceeding with respect to the Indenture will be subject to certain conditions precedent including, without limitation, that the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding under the Indenture make a written request upon the Trustee to exercise its powers under the Indenture, indemnify the Trustee and afford the Trustee reasonable opportunity to act, but the Holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the Debt Securities, to require conversion of Debt Securities if the Indenture provides for convertibility at the option of the Holder and to institute suit for the enforcement thereof (Indenture sec.sec. 4.06, 4.07).

CONSOLIDATION, MERGER AND SALE OF ASSETS

The Indenture will provide that the Operating Partnership may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any Person unless the Operating Partnership is the surviving entity or the successor Person is an entity organized under the laws of any domestic jurisdiction and assumes the Operating Partnership's obligations on the Debt Securities issued thereunder, and under the Indenture, and after giving effect thereto no event of default, and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met. (Indenture sec.sec. 8.01, 8.02)

NO CONVERSION RIGHTS

The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

The Indenture will provide with respect to each series of Debt Securities issued thereunder that the Operating Partnership may terminate its obligations under such Debt Securities of a series and the Indenture with respect to Debt Securities of such series if: (i) all Debt Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and the Operating Partnership has paid all sums payable by it under the Indenture; or (ii) (A) the Debt Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Operating Partnership irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such Debt Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay principal of and interest on the Debt Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (C) the Operating Partnership delivers to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Debt Securities of such series have been complied with. With respect to the foregoing clause (i), only the Operating Partnership's obligations to compensate and indemnify the Trustee under the Indenture shall survive. With respect to the foregoing clause (ii) only the Operating Partnership's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. Thereafter, only the Operating Partnership's obligations to compensate and indemnify the Trustee, and its right to recover excess money held by the Trustee shall survive. (Indenture sec. 9.01)

The Indenture will provide that the Operating Partnership (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities issued thereunder of any series, and the provisions of the Indenture will, except as noted below, no longer be in effect with respect to the Debt Securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision, covenant or condition of the Indenture, and such omission shall be deemed not to be an Event of Default under clause (d) of the first paragraph of "-- Events of Default" with respect to the outstanding Debt Securities of such series ("covenant defeasance"); provided that the following conditions shall have been satisfied: (A) the Operating Partnership has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the Debt Securities of such series, for payment of the principal of and interest of the Debt Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding Debt Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Operating Partnership is a party or by which it is bound; (C) no default with respect to such Debt Securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Operating Partnership shall have delivered to the Trustee an opinion of counsel that (1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Operating Partnership's exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Debt Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code, and (E) the Operating Partnership has delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(1) above may be replaced by a ruling directed to the Trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Operating Partnership's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. After such Debt Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Operating Partnership's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Indenture sec.sec. 9.02 and 9.03)

No recourse under or upon any obligation, covenant or agreement contained in the Indenture, or in any Debt Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such or against any past, present or future stockholder, officer or director, as such, of the Operating Partnership or the Company or of any successor, either directly or through the Operating Partnership or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liabilities being expressly waived and released by the acceptance of the Debt Securities by the holders thereof and as part of the consideration for the issue of the Debt Securities. (Indenture sec.sec. 10.01)

APPLICABLE LAW

The Indenture will provide that the Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York. (Indenture sec. 10.08)

                              PLAN OF DISTRIBUTION

The Debt Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise). The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

Offers to purchase the Debt Securities may be solicited by agents designated by the Operating Partnership from time to time. Any such agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Operating Partnership to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of Debt Securities, the Operating Partnership will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

If a dealer is utilized in the sale of the Debt Securities, the Operating Partnership will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

Offers to purchase the Debt Securities may be solicited directly by the Operating Partnership and sales thereof may be made by the Operating Partnership directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Operating Partnership to indemnification by the Operating Partnership against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Operating Partnership in the ordinary course of business.

If so indicated in the Prospectus Supplement, the Operating Partnership will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Operating Partnership.

In connection with an offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities or other securities of the Operating Partnership or the Company. Specifically, the Underwriters may overallot such offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, the Debt Securities in the open market to cover syndicate shorts or to stabilize the price of the Debt Securities. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Debt Securities in such offering, if the syndicate repurchases previously distributed Debt Securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                    EXPERTS

The consolidated financial statements of the Operating Partnership included in the Registration Statement on Form 10 of the Operating Partnership have been audited by Ernst & Young LLP, independent auditors, as stated in their report dated January 31, 1997 and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

The statement of revenues and certain operating expenses of Renaissance Villas for the year ended December 31, 1996 incorporated in this Prospectus by reference from the Operating Partnership's Current Report on Form 8-K/A dated July 22, 1997 has been audited by Deloitte & Touche LLP, independent accountants, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent auditors will be incorporated herein by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                 LEGAL MATTERS

The validity of the Debt Securities offered hereby will be passed upon for the Operating Partnership by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell will rely as to matters of Maryland law on Piper & Marbury L.L.P., Baltimore, Maryland.

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